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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLADELOGIC, INC.
(Name of Subject Company)

BLADELOGIC, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

09265M102
(CUSIP Number of Class of Securities)

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421
(781) 257-3500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
James A. Matarese, Esq.
Jeffrey C. Hadden, Esq.
Michael S. Turner, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)
Name and Address.

        The name of the subject company is BladeLogic, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 10 Maguire Road, Building 3, Lexington, Massachusetts 02421. The telephone number of the Company's principal executive office is (781) 257-3500.

(b)
Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.001 per share (the "Common Stock"). As of March 16, 2008, there were 27,985,733 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

(a)
Name and Address.

        The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)
Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Bengal Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of BMC Software, Inc., a Delaware corporation ("BMC"), to purchase all of the outstanding shares of the Common Stock ("Shares"), at a purchase price of $28.00 per Share (the "Offer Price"), net to the seller thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by BMC and Purchaser with the Securities and Exchange Commission (the "SEC") on March 21, 2008. The Offer to Purchase and Letter to Transmittal are filed as Exhibits (a)(2) and (a)(3) hereto, respectively, and are incorporated by reference herein.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 17, 2008, by and among BMC, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") as a wholly-owned subsidiary of BMC. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by the Company, BMC, any direct or indirect subsidiary of the Company or BMC (including Purchaser), and by stockholders who have perfected their statutory dissenters' rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to $28.00 per Share (the "Merger Consideration"). The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

        BMC has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of each of BMC and Purchaser are located at 2101 City West Blvd., Houston, Texas 77042.

        Pursuant to Regulation M-A, Item 1003(d), information relating to the Merger can be found on the Company's website at www.bladelogic.com/news-events/press-releases/03-17-08.php.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, the Information Statement ("Information Statement"), issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder that is attached hereto as Annex I and is incorporated by reference herein, and in the Company's Proxy Statement filed on Schedule 14A with the SEC on January 18, 2008 (the "Proxy Statement"), as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) BMC, Purchaser or their respective executive officers, directors or affiliates.

(a)
Arrangements with Current Executive Officers and Directors of the Company.

        In considering the recommendation of the board of directors of the Company (the "Company Board" or "Company's Board of Directors") as set forth in Item 4 below, the Company's stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, that may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below.

  Director and Officer Indemnification and Insurance.

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its ninth amended and restated certificate of incorporation (the "Charter"), a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. In addition, the Charter provides that the Company's directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors, except (a) for any breach of the director's duty of loyalty to the Company or the Company's stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions), or (d) for any transaction from which the director derived an improper benefit. In addition, the by-laws of the Company (the "Bylaws") provide that the Company (and any successor to the Company by merger or otherwise) is required to indemnify and hold harmless its directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, against any and all expenses, judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement, to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in the right of the Company or otherwise, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan. Expenses for the defense of any action for which indemnification may be available will be advanced by the Company under certain circumstances. The Company maintains liability insurance which insures the Company's directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

        The Company also has entered into indemnification agreements with each of its directors and executive officers, which provide that the Company is required to indemnify and hold harmless each of its directors to the fullest extent authorized or permitted by the provisions of the Bylaws and the DGCL. This description of the indemnification agreements entered into between the Company and each of its directors is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

        Pursuant to the Merger Agreement, BMC has agreed, unless required by law, not to cause a change in the Charter or Bylaws of the Surviving Corporation in a manner that would materially and adversely affect the rights of indemnification or exculpation thereunder in favor of the individuals who at the date that the Shares are accepted for payment pursuant to the Offer (the "Acceptance Date") were directors or officers of the Company, until the sixth anniversary of the Acceptance Date, unless required by law. In addition, BMC and Purchaser acknowledge in the Merger Agreement that the obligations of the Company to comply with the indemnification and exculpation provisions under the Charter, Bylaws and all indemnification agreements in effect as of the date of the Merger Agreement between the Company and any of its directors will be honored until the sixth anniversary of the Acceptance Date.

        After the Acceptance Date, BMC and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify each present and former director or officer of the Company and its subsidiaries against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Acceptance Date), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring before the Acceptance Date. The Company or BMC and the Surviving Corporation shall be entitled to control the defense of such claim, action, suit, proceeding or investigation, except the Company or BMC and the Surviving Corporation may elect not to control the defense of such claim, action, suit, proceeding or investigation. Regardless of who controls the defense, the Company or BMC and the Surviving Corporation shall not be liable for any settlement effected without its written consent.

        The Merger Agreement further provides that at or prior to the Acceptance Date, the Company will purchase a directors' and officers' liability "tail" insurance policy that will provide the Company's directors and officers with coverage for six years following the Acceptance Date of not less than the existing coverage under, and have other terms not materially less favorable to the insured persons than the coverage provided in the directors' and officers' liability insurance policy presently maintained by the Company, so long as the aggregate cost is less than $1,000,000.

  Change in Control Agreements.

        The Company entered into change in control agreements ("Change in Control Agreements") with each of Dev Ittycheria, John J. Gavin, Jr., John McMahon and Vijay Manwani (the "CIC Group"). The Change in Control Agreements provide certain benefits to each member of the CIC Group upon the occurrence of certain events relating to changes in the ownership and control of the Company's business. Each Change in Control Agreement superseded all prior agreements between the Company and each member of the CIC Group concerning the subject matter in the Change in Control Agreements. The consummation of the Offer will constitute a "change in control" under each of the Change in Control Agreements as Purchaser will have acquired greater than 50% of the combined voting power of the Company. A summary of the Change in Control Agreements is set forth in the

"Executive Compensation—Potential Payments Upon Termination or Change of Control Severance Agreement" Section of the Proxy Statement and is incorporated by reference herein. The Proxy Statement was previously delivered to all stockholders and is available at no charge on the SEC's Web site at www.sec.gov. The descriptions of the Change in Control Agreements are qualified in their entirety by reference to the respective form of change in control agreement filed as Exhibit (e)(3) hereto, which is incorporated herein by reference.

  Effect of the Merger on Stock Awards.

        In accordance with the terms of their Change in Control Agreements, at the Effective Time, 25% of the unvested portion of the stock options, restricted stock and other stock-based awards or, if greater, that unvested portion of the stock options, restricted stock and other stock-based awards that would otherwise vest over the six month period immediately following the Effective Time, then held by each member of the CIC Group will accelerate and fully vest and any such options will become exercisable. Additionally, in the event that a member of the CIC Group's employment is terminated by the Company without cause or such member resigns for good reason, and in addition to the accrued salary and the bonus amount accrued to the respective member under his or her applicable annual bonus plan, such member will receive one lump-sum severance payment totaling either: (i) 100% in the case of the Dev Ittycheria, the President and Chief Executive Officer of the Company, or (ii) 50% in the case of the other members of the CIC Group, of the aggregate cash compensation paid to or accrued for such member by the Company for the twelve month period predating the date of his or her termination or the change in control event, whichever is greater. Notwithstanding anything to the contrary in any applicable option agreement, restricted stock or stock-based award agreement, the vesting of all stock options, restricted stock and other stock-based awards held by each member of the CIC Group will immediately accelerate and the options, restricted stock and other stock-based awards will become exercisable or non-forfeitable as of the date that such member is terminated by the Company without cause or such member resigns for good reason.

        The Change in Control Agreements provide that if any payments made to members of the CIC Group would be subject to an excise tax imposed as a result of Section 280G of the Internal Revenue Code (the "Code"), the aggregate payments to the members of the CIC Group would be considered "parachute payments" for purposes of Section 280G of the Code, and each member of the CIC Group will be entitled to receive an additional gross-up payment, such that the net amount retained by that member of the CIC Group is equal to the amount the member of the CIC Group would have received prior to the deduction of any federal excise, federal, state or local income tax, employment or other tax, and any interest and/or penalties assessed with respect to the payment of such taxes.

        Pursuant to the Merger Agreement, all outstanding stock option awards under the Company's 2007 Stock Option and Incentive Plan and the Company's Third Amended and Restated 2001 Stock Option and Grant Plan (the "Company Option Plans") that are vested and, if applicable, exercisable as of the Effective Time, after giving effect to any vesting acceleration provided by the Change in Control Agreements or Merger Agreement, will be cancelled at the Effective Time in exchange for the right to receive an amount in cash equal to the product of the per share Merger Consideration multiplied times the number of shares subject to such stock options less the aggregate exercise price for the options.

        All outstanding stock option awards under the Company Option Plans that are unvested as of immediately prior to the Effective Time will automatically be converted into an unvested option to purchase BMC common stock at the Effective Time. The number of shares of BMC common stock subject to the BMC options will be determined by multiplying the number of shares previously subject to the Company options by the per share Merger Consideration, and dividing that sum by the average closing price of BMC common stock over the five trading days ending two trading days prior to the Effective Time (the "Conversion Ratio"). The exercise price of the BMC options will similarly be adjusted by dividing the exercise price of the Company options by the Conversion Ratio. The BMC options will otherwise have the same terms and conditions as the prior Company options.

        All restricted stock that is outstanding as of the Effective Time will be converted into the right to receive a cash payment from BMC equal to the Merger Consideration otherwise payable with respect to such restricted stock to be paid in accordance with the vesting schedule of the converted restricted stock and otherwise subject to the terms and conditions of the restricted stock so converted.

        The following table sets forth, as of March 16, 2008, the cash consideration that each member of the CIC Group would receive if such individual tenders all of the Shares related to the acceleration of stock options and restricted stock, pursuant to the Merger Agreement and in accordance with the terms of their Change in Control Agreements.

	Change in Control Without Termination(1)		Involuntary Termination without Cause or Voluntary Termination with Good Reason after Change-in-Control(2)
CIC Group	Stock Options(3)	Restricted Stock(3)	Cash Severance(4)	Stock Options(3)	Restricted Stock(3)	Tax Gross-Up
Dev Ittycheria	$1,131,206	$414,533	$723,230	$3,482,792	$1,658,132	$636,431
John J. Gavin, Jr.	1,541,346	70,000	256,026	6,165,583	280,000	576,322
John McMahon	1,935,402	247,191	338,076	6,140,859	988,764	379,211
Vijay Manwani	1,024,733	72,191	310,493	3,056,831	288,764	—

(1)
Assumes a change in control, resulting in the greater of 25% or 6 months acceleration on unvested stock options and restricted stock pursuant to the terms of the Change in Control Agreements.

(2)
Assumes a change in control and an involuntary termination, resulting in 100% acceleration on unvested stock options and restricted stock pursuant to the terms of the Change in Control Agreements.

(3)
Dollar amounts based on the Offer Price multiplied by the number of stock options that are accelerated, net of the exercise price, and number of shares of restricted stock that are accelerated in accordance with the terms of the Change in Control Agreements.

(4)
Cash severance includes severance payment plus accrued bonus payment pursuant to the terms of the Change in Control Agreements.

        At the Effective Time, all outstanding Shares of restricted stock granted to non-employee directors under the Company Stock Plan shall immediately vest and the restrictions associated therewith shall automatically be deemed waived at the Effective Time, and each Share of restricted stock will be canceled and converted into the right to receive the Merger Consideration.

        The following table sets forth, as of March 16, 2008, the cash consideration that each non-employee director would receive if such non-employee director tenders all of the Shares related to the acceleration of restricted stock, pursuant to the Merger Agreement and in accordance with the terms of such non-employee director's restricted stock award agreement.

Non-Employee Director	Restricted Stock(1)
Steven C. Walske	$1,520,484
Edwin J. Gillis	1,594,335
Robert P. Goodman	47,320
Peter Gyenes	1,158,864
R. David Tabors	63,084
Mark Terbeek	55,188

    (1)
    Dollar amounts based on the Offer Price multiplied by the number of shares of restricted stock which vest 100% upon acceleration pursuant to the terms of his individual restricted stock award agreement.

  Merger Consideration.

        If the Company's executive officers and directors (and their affiliated trusts or investment funds) were to tender Shares that they own pursuant to the Offer, they would receive the same cash consideration per share on the same terms and conditions as the other stockholders of the Company. As of March 16, 2008, the Company's executive officers and directors (and their affiliated trusts or investment funds) owned an aggregate of 10,720,082 Shares (including restricted stock) and an aggregate of 1,614,384 stock options to purchase Shares (including vested and unvested options). Assuming full acceleration of all restricted stock and unvested stock options, if the executive officers and directors (and their affiliated trusts or investment funds) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the executive officers and directors (and their affiliated trusts or investment funds) would receive an aggregate of $345,365,048 in cash, without interest, less any required withholding taxes and less the aggregate exercise price of the stock options.

        As of the date of this Schedule 14D-9, BMC and Purchaser have informed the Company that no members of the Company's current management have entered into any agreement, arrangement or understanding with BMC, Purchaser or their affiliates regarding employment with the surviving corporation. BMC has informed the Company that it currently intends to retain members of the Company's management team following the completion of the Offer and the Merger. As part of these retention efforts, BMC may enter into employment compensation, severance or other employee benefits arrangements with the Company's executive officers and certain other key employees, however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the completion of the Merger and would not become effective until the time the Merger is completed.

(b)
Arrangements with Purchaser and BMC.

  Merger Agreement.

        The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

        The Merger Agreement contains representations and warranties that the Company, BMC and Purchaser made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the Company and Purchaser rather than establishing matters as facts.

  Nondisclosure Agreement.

        On March 2, 2008, the Company and BMC entered into a nondisclosure agreement ("NDA") in connection with the consideration of a possible negotiated transaction involving the Company. Under the NDA, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain "standstill" provisions for the protection of the Company. This summary of the NDA does not purport to be complete and is qualified in its entirety by reference to the NDA which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

  Exclusivity Agreement.

        On March 15, 2008, the Company and BMC entered a letter agreement (the "Exclusivity Agreement") which, among other things, provided for a period of exclusivity as a condition to BMC's willingness to undertake the expense of detailed due diligence and the negotiation of a transaction. Under the Exclusivity Agreement, the parties agreed, subject to certain exceptions, that the Company would not take any action to encourage, solicit, initiate or facilitate any proposal or offer from any person except BMC until 8:00 a.m. Eastern Time on March 18, 2008. The Exclusivity Agreement was superceded by the Merger Agreement. This summary of the exclusivity agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

  Tender and Support Agreements.

        The summary of the tender and support agreements, dated as of March 17, 2008, by and between BMC, the Purchaser and the non-employee directors (Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek and Steven C. Walske), certain executive officers of the Company (Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr. and John McMahon) and certain trusts or investment funds affiliated with certain of those persons (the "Tender Agreements") contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

  (a)
  Recommendation of the Board of Directors.

        At a meeting of the Company's Board of Directors held on March 16, 2008, the Company Board unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable, and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement, (iv) recommended that the Company's stockholders accept the Offer, tender their shares of Common Stock into the Offer, and, if required by applicable law, approve the Merger and adopt the Merger Agreement, and (v) determined that each member of the Company's Compensation Committee approving any plan, program, agreement, arrangement, payment or benefit as an "employment compensation, severance or other employee benefit arrangement" under

Rule 14d-10(d)(1) under the Exchange Act in order to satisfy the non-exclusive safe harbor under Rule 14d-10(d)(2) is an "independent director" within the meaning of Rule 4200(a)(15) of The NASDAQ Stock Market LLC.

        Based on the forgoing, the Company's Board of Directors hereby recommends that the Company's stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if required by applicable law, approve the Merger and adopt the Merger Agreement.

        A copy of the letter to the Company's stockholders communicating the Company Board's recommendation is filed as Annex III to this Schedule 14D-9 and is incorporated herein by reference.

  (b)
  Background and Reasons for the Company Board's Recommendation.

  Background of the Offer.

        Prior to its initial public offering in 2007, the Company Board considered a variety of means for enhancing shareholder value. At all of the Company's regularly scheduled Board meetings, the Company Board reviewed the Company's short and long-term business strategies as well as market trends in the industry and the challenges confronting the Company in attaining its strategic objectives.

        From time to time, the Company's senior management team had discussions with third parties, including certain enterprise software providers, about the possibility of pursuing potential business combinations or strategic transactions. Dev Ittycheria, the President and Chief Executive Officer of the Company, kept the Company Board apprised of such discussions. During 2005, the Company received separate unsolicited offers from Company 1 and Company 2 to acquire the Company for a total purchase price of between $225-260 million. In each case the Company Board determined that the offer was not in the best interests of the Company's stockholders. In April 2007, prior to the Company's initial public offering, the Company received an unsolicited letter from Company 3 that proposed acquiring the Company for a total purchase price of between $350-375 million; however, the Company Board determined that such a transaction was not in the best interest of the Company's stockholders. During the Company's initial public offering, the Company received an unsolicited verbal offer from Company 4 to acquire the Company for a total purchase price of approximately $567 million. The Company determined that it would continue to pursue its initial public offering, which was successfully completed on July 30, 2007.

        On February 20, 2008, the Company received an unsolicited indication of interest from BMC, in which BMC proposed acquiring 100% of the outstanding equity securities of the Company at a price of $25.00 per share in cash. This price represented a premium of 43% to the February 19, 2008 closing price. Robert Beauchamp, BMC's President and Chief Executive Officer, called Mr. Ittycheria and explained the unsolicited offer and BMC's vision for the combined companies. Mr. Ittycheria informed the Company Board and a special meeting was called for February 21, 2008 to discuss the offer.

        At a meeting of the Company Board on February 21, 2008, Company's management, representatives from its financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), and its legal advisor, Goodwin Procter LLP ("Goodwin Procter"), discussed the Company's long-term strategic alternatives. In particular, they discussed the growth of the Company and emergence of the Company's technology and products as market leaders as well as concerns with its sales capacity and the limitations inherent in its direct sales model. These topics had been regularly discussed with the Company Board at many of the Company's regular Board meetings. The Company's management team and the Company Board were motivated by these and other risks to the Company's business, as well as the Company Board's belief that, due to, among other things, macro-economic conditions, the Company's stock price did not reflect fully the value of the Company's existing franchise and future prospects. As a result, the Company Board considered BMC's offer and invited representatives of Morgan Stanley to review the Company's market position and advise it on alternative strategies, including a potential sale of the Company. During the meeting, the Company Board appointed a Special Committee of the Board made up of Mr. Ittycheria, Edwin Gillis and Robert Goodman (the "Special Committee"), and delegated the authority to consider and approve the terms of the Company's engagement of Morgan Stanley as its investment bankers and to receive updates from management on progress made. The selection of Morgan Stanley by the Special Committee was considered to be a logical choice in light of the Company's prior experience with Morgan Stanley in connection with the Company's initial public offering, as well as Morgan Stanley's national reputation in mergers and acquisitions and familiarity with the Company and its business. A formal engagement letter with, and indemnity letter for, Morgan Stanley were approved by the Special Committee on February 25, 2008. Based on those discussions, the Special Committee approved the formal engagement of Morgan Stanley and authorized them to conduct a competitive process to solicit interest for the strategic sale of the Company and, to the extent such sale was pursued, to maximize the total value received by stockholders. The Special Committee further instructed the Company's management team and Morgan Stanley to carry out such process as expeditiously as possible so that the Special Committee could evaluate the level of interest in an acquisition of the Company and weigh the relative benefits to stockholders of moving forward with a sale of the Company compared with continuing to grow the business independently. The Company Board carefully considered the potential advantages and disadvantages of discussing a potential transaction with other parties, including the potential disruptions to the Company's business of a long and protracted process, in particular the effect on customers and employees. The Company Board discussed with Morgan Stanley the parties who had the ability and potential interest to acquire the Company and instructed Morgan Stanley to engage those parties in a formal process.

        On February 21, 2008, Mr. Beauchamp had a follow-up telephone conversation with Mr. Ittycheria expressing BMC's interest in acquiring the Company and generally discussing the process such an acquisition would entail.

        On February 22, 2008, Morgan Stanley communicated with a member of the senior management of Company 3 to introduce Company 3 to the opportunity. Company 3 expressed enthusiasm for the transaction and asked questions about the process.

        On February 23, 2008, Morgan Stanley communicated with a member of the senior management of each of Companies 5 and 6 to introduce Companies 5 and 6 to the opportunity, each of whom expressed interest in the transaction and asked questions about the process.

        On February 24, 2008, Morgan Stanley communicated with a member of the senior management of each of Companies 1, 2 and 7 to introduce Companies 1, 2 and 7 to the opportunity. Company 1 expressed an intent to study the opportunity. Company 2 expressed interest in the transaction and asked questions about the process. Company 7 expressed a willingness to explore the opportunity. Morgan Stanley exchanged emails with Company 3 to respond to Company 3's questions about timing and process. Morgan Stanley also communicated via telephone with Stephen Solcher, Senior Vice President and Chief Financial Officer of BMC, that the Company Board had met and determined that it was interested in pursuing a possible sale of the Company, but that the Company intended to contact other potentially interested parties as part of any sale process. Later that day, Mr. Beauchamp sent Mr. Ittycheria a suggested timeline for a potential acquisition of the Company by BMC via email.

        On February 25, 2008, Company 5 spoke with Morgan Stanley and declined to participate in the process. On February 25, 2008, Morgan Stanley contacted Company 8 to introduce Company 8 to the opportunity. Company 8 expressed interest in the transaction and asked questions about the process. On February 25, 2008, Morgan Stanley sent to BMC, Company 1, Company 2, Company 3, Company 6 and Company 7 a customary NDA and a letter inviting them to participate in a two phase process. In the first phase of the process all potential bidders would be asked to submit a non-binding, non-disclosable initial indication of interest based on public information before March 3, 2008. In the second phase of the process, potential bidders who submitted compelling indications of interest would be invited to participate in meetings with the management team on various diligence topics, access detailed due diligence materials and comment on a draft of the Merger Agreement. On February 25, 2008, Morgan Stanley also spoke with Companies 1, 3 and 7 to clarify the required content of the bid letter and discuss the process.

        On February 26, 2008, Morgan Stanley communicated with a member of senior management of Company 9 to introduce Company 9 to the opportunity. Company 9 expressed interest in the transaction and asked questions about the process. On February 26, 2008, at Company 8's request, Morgan Stanley sent to Company 8 an NDA and a letter inviting them to participate in the two phase process. Morgan Stanley also spoke with Companies 2 and 7 to discuss the Company and the process and to answer various questions presented by Companies 2 and 7. Company 7 informed Morgan Stanley that the NDA was under review.

        On February 27, 2008, Morgan Stanley spoke with Company 8 to discuss the process. Company 8 expressed their continuing interest in exploring an acquisition of the Company. Morgan Stanley also exchanged emails with Company 6 to respond to Company 6's questions about timing and process. On February 27, 2008, at Company 9's request, Morgan Stanley sent to Company 9 a NDA and a letter inviting them to participate in the two phase process. Morgan Stanley also spoke with Company 7 to discuss the Company and the process and to answer various questions presented by Company 7.

        On February 27, 2008, Mr. Ittycheria met with Mr. Beauchamp in Las Vegas, Nevada following an industry conference that both had attended. Mr. Ittycheria and Mr. Beauchamp discussed the strategic fit of the Company and BMC and the opportunity for a business combination.

        On February 28, 2008, Companies 2 and 7 spoke with Morgan Stanley and declined to participate in the process. On February 28, 2008, Morgan Stanley also spoke to each of Companies 1, 3 and 9 to respond to questions about the Company, timing and the process in general.

        On February 29, 2008, Companies 1 and 8 spoke with Morgan Stanley and declined to participate in the process. Morgan Stanley also spoke with Company 9 to discuss the status of Company 9's analysis and the potential level of Company 9's interest.

        On March 2, 2008, the Company and BMC executed an NDA pursuant to which both companies agreed not to disclose certain information in connection with their evaluation of a transaction between the companies.

        On March 3, 2008, the Company provided BMC with access to detailed due diligence materials in a virtual data room. On March 3, 2008, Companies 3 and 6 spoke with Morgan Stanley and declined to participate in the process. Company 9 contacted Morgan Stanley and requested an extension to the bid deadline set forth in the invitation letter, which was granted.

        On March 4, 2008, the Company and Goodwin Procter provided BMC with access to an initial draft of the Merger Agreement.

        On March 5, 2008 and March 6, 2008, a series of due diligence meetings took place at Goodwin Procter's offices in Boston, Massachusetts between employees of the Company and employees of BMC. On March 5, 2008, Company 9 spoke with Morgan Stanley and declined to participate in the process.

Representatives of BMC and the Company also met over dinner in Boston and discussed, among other things, the potential benefits of a merger for both companies.

        On March 8, 2008, Morgan Stanley sent to Mr. Solcher a process letter which indicated that potential bidders, including BMC, would be required to submit their proposed offer to acquire the Company at 5:00 p.m. Eastern Time on March 18, 2008.

        On March 10, 2008, the Special Committee met to discuss the sale process with the Company's management, Morgan Stanley and Goodwin Procter. Morgan Stanley informed the Special Committee that, to date, other than BMC, each of the potentially interested parties had indicated that they were not in the position to continue participating in the process for reasons generally relating to valuation, the inability to dedicate management and other resources and the recent increase in the Company's stock price. Based in part on the concern of the Special Committee that speculation regarding a potential transaction involving the Company was having an impact on the Company's stock price, Morgan Stanley informed the financial advisor to BMC, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), that the Company was moving the deadline for final offers to no later than 5:00 p.m. Eastern Time on March, 14, 2008.

        On March 12, 2008, a second series of due diligence meetings took place at Goodwin Procter's offices in Boston, Massachusetts between employees of the Company and employees of BMC.

        On March 14, 2008, the board of directors of BMC (the "BMC Board") met via teleconference to review with BMC management the materials that had been provided to the BMC Board on March 12, 2008. The BMC Board received a presentation from BMC management, Merrill Lynch and BMC's legal advisor, Latham & Watkins LLP. After a full meeting and discussion, the BMC Board adopted a series of resolutions authorizing BMC management to make an offer to acquire the Company for a price per share within a certain range, approving the transaction on the terms set forth in the draft of the Merger Agreement presented to the BMC Board, subject to such modifications as may be negotiated by BMC management to complete the transaction.

        On March 14, 2008 at 5:00 p.m. Eastern Time, BMC sent the Company a letter containing a proposal to purchase 100% of the outstanding equity securities of the Company at a price of $27.00 per share in cash, and Latham & Watkins LLP provided Goodwin Procter with comments to the proposed draft of the Merger Agreement. The letter also included a request for a 3-day period of exclusivity during which the parties would negotiate a definitive Merger Agreement in an attempt to reach agreement no later than March 17, 2008. After receiving this proposal and the Merger Agreement comments, the Company Board, together with Mr. Ittycheria, other members of management, Morgan Stanley and Goodwin Procter, convened by means of a teleconference call at 9:00 p.m. Eastern Time to discuss BMC's revised written offer to acquire the Company. Morgan Stanley reviewed with the Company Board the status of the process to date. Morgan Stanley informed the Company Board that they had contacted all of the potentially interested parties identified by the Company Board at the beginning of the process and that, after various discussions, all other potentially interested parties had ultimately concluded that they were not going to participate further in the process. The Company Board discussed the terms of BMC's revised offer, including the increase of the proposed price from $25.00 per share to $27.00 per share and the comments to the Merger Agreement, and concluded that BMC's revised offer was compelling as compared to the risks associated with executing on the Company's long-term strategic business plan. There was also a discussion concerning the possibility of other industry participants being interested in acquiring the Company at a price superior to that being offered by BMC. Finally, the Company Board discussed certain of BMC's comments to the Merger Agreement, including BMC's proposed termination fee of 3.75% of the value of the consideration to be paid to the Company's stockholders in the transaction.

        Following this discussion, the Company Board concluded that the Company should engage in negotiations with BMC in an attempt to reach agreement on the price and other terms. The Company

Board authorized Morgan Stanley to engage in further valuation discussions with BMC in an attempt to cause BMC to increase its offer price. To the extent such offer was within the range specified by the Company Board, the Company Board delegated authority to authorized officers of the Company's management to enter into the 3-day exclusivity period with BMC with the goal of reaching agreement on the terms of a transaction not later than March 17, 2008. In the early morning hours of March 15, 2008, BMC informed Morgan Stanley that BMC was willing to increase its offer price per share to $28.00, that such offer price was BMC's best and final offer, and that such increase was conditioned on BMC receiving its requested exclusivity period. An exclusivity agreement was executed by the Company and BMC in the early morning hours of March 15, 2008.

        On March 15, 2008 and March 16, 2008, the management teams, financial advisors and legal advisors of the Company and BMC engaged in negotiations concerning the terms of the Merger Agreement and the related documents. During that period, a number of drafts of the Merger Agreement and related documentation were negotiated and exchanged between the parties. The parties discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, the compensation and benefits of the Company's non-executive employees following the transaction, the conduct of the Company's business between signing and closing of the transaction, regulatory matters (including necessary antitrust filings), the parties' respective conditions to closing (in particular the circumstances that would or would not trigger the "material adverse effect" closing condition), the Company's ability to respond to unsolicited inquiries following the announcement of the transaction, the rights of the parties to abandon the transaction and, in such event, any applicable termination fee, and the terms of customary tender and support agreements requested by BMC. During this time period, BMC also commenced negotiations concerning the term of an equity acceleration letter for employees of the Company that were not party to Change in Control Agreements.

        On the evening of March 16, 2008, the Company Board held a special meeting by means of a teleconference call to discuss the proposed transaction. All the members of the Company Board were present, including representatives of Morgan Stanley and Goodwin Procter. At the meeting, Morgan Stanley provided an overview of the process to date. Morgan Stanley also reviewed with the Company Board an analysis of the proposed transaction from a financial point of view and rendered its oral opinion regarding the transaction with BMC, which was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by the Company's stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Company's stockholders. The Company Board also received a presentation from Goodwin Procter regarding the terms of the Merger Agreement which included the fact that the final terms were within the parameters authorized by the Company Board at the special meeting held on March 14, 2008. The Company Board asked numerous questions of management, Morgan Stanley and Goodwin Procter and discussed at length the advantages and risks of the proposed transaction that are described in "Reasons for the Merger" below. Following this discussion, the Company Board unanimously approved the $28.00 per share price and the other terms of the transaction, determined that the Merger Agreement, the Offer and the Merger are advisable, and in the best interests of the Company and its stockholders, unanimously approved the Offer and the Merger in accordance with the DGCL, unanimously approved the Merger Agreement and recommended that the Company's stockholders accept the Offer, tender their shares into the Offer, and, if required by applicable law, adopt the Merger Agreement. In addition, the Company's compensation committee approved the form of non-executive acceleration letter presented to it, and other employee benefit matters.

        On March 17, 2008 at 12:01 a.m. Eastern Time, BMC, the Company and the Purchaser executed the Merger Agreement, and all signatories to the Tender and Support Agreements executed such agreements.

        On March 17, 2008 at 7:45 a.m. Eastern Time, BMC and the Company issued a joint press release announcing the execution of the Merger Agreement.

        On March 21, 2008, the Purchaser commenced the Offer. During the pendency of the Offer, BMC and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

  Reasons for the Recommendation of the Company Board

        In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by the DGCL, vote their shares of Common Stock in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the DGCL, the Company Board consulted with the Company's senior management, legal counsel and financial advisor. The Company Board also consulted with outside legal counsel regarding the Company Board's fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of Morgan Stanley discussed below, the Company Board concluded that entering into the Merger Agreement with BMC would yield the highest value reasonably available for the Company's stockholders and is in the best interests of the Company's stockholders.

        The following discussion includes all material reasons and factors considered by the Company Board in making its recommendation, but is not, and is not intended to be, exhaustive.

  •
  The Company's Operating and Financial Condition; Prospects of the Company.  The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company's financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Company Board discussed the Company's current financial plan, including the risks associated with achieving and executing upon the Company's business plan, the uncertainty of being able to expand the Company's direct sales channels, the impact of general economic market trends on the Company's sales, the continued consolidation in the Company's industry and increased competition (especially from competitors with greater name recognition and financial and other resources), as well as the general risks of market conditions that could reduce the Company's stock price;

  •
  Strategic Alternatives.  The Company Board considered the possible alternatives to the acquisition by BMC (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), the range of potential benefits to the Company's stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board's assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company's stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

  •
  Transaction Financial Terms; Premium to Market Price.  The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Common Stock. The Offer Price to be paid in cash for each share of the Common Stock would provide stockholders with the opportunity to receive a significant premium over the market price of the Common Stock. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of 19% over the closing price per share of the Common Stock on the Nasdaq Global Market on March 14, 2008, the last trading day before the execution date of the

    Merger Agreement, and a premium of 63% over the closing price per share of the Common Stock 30 days prior to the execution date of the Merger Agreement;

  •
  Cash Consideration; Certainty of Value.  The Company Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration;

  •
  Timing of Completion.  The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding shares of Common Stock, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, BMC and Purchaser) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their shares of Common Stock in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company's business would be subject to the potential uncertainty of closing and related disruption.

  •
  Business Reputation of BMC.  The Company Board considered the business reputation of BMC and its management and the substantial financial resources of BMC and, by extension, Purchaser, which the Company Board believed supported the conclusion that a transaction with BMC and Purchaser could be completed relatively quickly and in an orderly manner. The Company Board also considered the impact of the Offer and the Merger on the Company's employees, business partners and customers;

  •
  Opinion of the Company's Financial Advisor.  The Company Board considered the financial analyses and opinion of Morgan Stanley delivered orally to the Company Board and subsequently confirmed in writing to the effect that, as of March 16, 2008 and based upon and subject to the factors and assumptions set forth therein, the $28.00 in cash to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Morgan Stanley's written opinion, dated as of March 16, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley is attached hereto as Annex II to this Schedule 14D-9. We urge you to read this opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Company Board, addresses only the fairness from a financial point of view of the consideration pursuant to the Merger Agreement to holders of Shares, and does not address any other aspect of the Offer or constitute a recommendation to any holder of Shares as to whether to accept the Offer. The summary of Morgan Stanley's opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

  •
  Alternative Proposals.  The Company Board considered the results of the process that the Company Board had conducted, with the assistance of the Company management and its financial and legal advisors, to evaluate strategic alternatives. The Company Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price. Based on the results of that process, the Company Board believed that the Offer Price obtained was the highest that was reasonably attainable;

  •
  The Merger Agreement.  The Company Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and the termination fee payable by the Company.

    •
    No Financing Condition.  The Company Board considered the representation of BMC and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

    •
    Ability to Respond to Certain Unsolicited Takeover Proposals.  While the Company is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement) or participating in any discussions or negotiations regarding an Acquisition Proposal, the Merger Agreement does permit the Company Board, subject to compliance with certain procedural requirements (including that the Company Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited Acquisition Proposal constitutes or is reasonably likely to constitute a Superior Proposal as defined in the Merger Agreement), (1) to furnish information with respect to the Company and its subsidiaries to a person making such unsolicited Acquisition Proposal and (2) to participate in discussions or negotiations with the person making such unsolicited Acquisition Proposal regarding the Acquisition Proposal, subject to the terms of the Merger Agreement;

    •
    Change in Recommendation/Termination Right to Accept Superior Proposals.  In the event the Company receives a Superior Proposal, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, after consultation with its outside legal counsel and financial advisors if the Company Board determines in good faith that the failure to do so would be reasonably likely to result in a breach of the Company Board's fiduciary duties to the Company's stockholders. In order for the Company Board to withdraw its recommendation in connection with a Superior Proposal, the Company Board must first provide BMC with a right to make, and to meet with the Company to negotiate one or more, counterproposals to any the Superior Proposal. In order for the Company Board to terminate the Merger Agreement following a change in recommendation, it must concurrently pay BMC a termination fee of $28.5 million in cash;

    •
    Termination Fee.  The Company Board was of the view that the $28.5 million termination fee payable by the Company to BMC, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into or intended to enter into a more favorable transaction;

    •
    Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.  The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to BMC's obligations to accept for payment and pay for the Common Stock tendered pursuant to the Offer and to complete the Merger under the Merger Agreement;

    •
    Material Adverse Effect.  The Company Board considered the provisions in the Merger Agreement that any change, event, development, circumstance, condition or effect related to the Company or its business arising or resulting from the announcement of the execution of the Merger Agreement or the pendency of the Offer and Merger, or any failure to meet analyst estimates or internal Company budgets or forecasts (in and of itself) are excluded from the determination of whether a material adverse effect has occurred that would permit BMC to elect not to consummate the Offer;

    •
    Extension of Offer Period.  The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived;

    •
    Appraisal Rights.  The Company Board considered the fact that the stockholders that do not tender their Common Stock in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger;

  •
  Risks of the Transaction.  In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

  •
  the fact that the nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

  •
  the potential limitations on the Company's pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of BMC;

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company's continuing business could potentially result in a loss of customers, business partners and employees;

  •
  the effect of the public announcement of the Merger Agreement, including effects on the Company's sales, customer, reseller and OEM relationships, operating results and stock price, and the Company's ability to attract and retain key management and sales and marketing personnel;

  •
  the amount of time it could take to complete the Offer and the Merger, including the risk that BMC might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties' compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

  •
  the consideration to be received by the stockholders in the Offer and the Merger would be taxable to the stockholders for federal income tax purposes;

  •
  the impact of the Offer and the Merger on the Company's non-executive employees.

        The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

  (c)   Opinion of Financial Advisor to the Company.

        The Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other business combination. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Company Board on March 16, 2008, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of March 16, 2008, based upon and subject to the various considerations set forth in the opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of Morgan Stanley's written opinion, dated as of March 16, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley is attached hereto as Annex II to this Schedule 14D-9. We urge you to read this opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Company Board, addresses only the fairness from a financial point of view of the consideration pursuant to the Merger Agreement to holders of Shares, and does not address any other aspect of the Offer or constitute a recommendation to any holder of Shares as to whether to accept the Offer. The summary of Morgan Stanley's opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  i)
  reviewed certain publicly-available financial statements and other business and financial information of the Company;

  ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company, prepared by the Company's management;

  iii)
  reviewed certain financial projections prepared by the Company's management;

  iv)
  discussed the past and current operations and financial condition and the future prospects of the Company with the Company's management;

  v)
  reviewed the reported prices and trading activity for the Common Stock;

  vi)
  compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

  vii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  viii)
  participated in discussions and negotiations among representatives of the Company, BMC, and certain other parties and their respective financial and legal advisors;

  ix)
  reviewed the Merger Agreement, and certain related documents; and

  x)
  performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

        Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that such projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. Morgan Stanley relied upon, without independent verification, the assessment by the Company's management of the validity of, and risks associated with, the Company's existing and future technologies, intellectual property, products, services and business model. In addition, Morgan Stanley assumed that the Offer and subsequent Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and subsequent Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of March 16, 2008. Events occurring after March 16, 2008 may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm this opinion.

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Share Price Performance

        Morgan Stanley reviewed the closing prices of the Common Stock for the period beginning July 25, 2007 and ending March 14, 2008. Morgan Stanley observed that the cash consideration to be received by holders of Shares pursuant to the Merger Agreement represented:

  •
  a premium of 18.6%, based on the closing market price of $23.61 per share on March 14, 2008, the last full trading day prior to the announcement of the agreement of the Company to be acquired by BMC for $28.00 per share;

  •
  a premium of 63.2%, based on the closing market price of $17.16 per share on February 14, 2008, one month prior to the announcement; and

  •
  a premium of 63.6%, based on the closing market price of $17.11 per share on February 22, 2008, a date after which the Company's Common Stock began trading materially opposite to prevailing market trends.

        Morgan Stanley also observed that the low and high trading prices of the Company's Common Stock from the Company's first day of public trading in July 25, 2007 to March 14, 2008 were $14.51 and $31.71 per share, respectively.

        Morgan Stanley noted that the consideration to be received by the holders of Shares pursuant to the Merger Agreement was $28.00 per Share.

Discounted Cash Flow

        Morgan Stanley performed an illustrative discounted cash flow analysis on the Company using both Wall Street research projections (the "Wall Street Projections") and guidance from the Company's management (the "Management Projections"). Morgan Stanley calculated net present value of free cash flows for the Company for the years 2008 through 2017 and calculated terminal values in the year 2017 based on perpetuity growth rate of 4.0%. These values were discounted at a discount rate ranging from 13.0% to 15.0%. For the Wall Street Projections, these analyses resulted in a range of implied present values, to the nearest quarter dollar, of $17.75 to $22.00 per share. For the Management Projections, these analyses resulted in a range of implied present values, to the nearest quarter dollar, of $18.50 to $23.50 per share.

        Morgan Stanley noted that the consideration per Share to be received by holders of Shares pursuant to the Merger Agreement was $28.00 per Share.

Comparable Companies Trading Analysis

        Morgan Stanley reviewed and compared, using public information, certain current and historical financial information for the Company corresponding to current and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with the Company. Morgan Stanley selected the companies used in its comparable companies trading analysis based on such factors as product offering, service offering and end markets served.

        The comparable companies used in this analysis are as follows:

Next-Generation Data Center

  •
  VMware, Inc.

  •
  Red Hat, Inc.

  •
  Data Domain, Inc.

  •
  Riverbed Technology, Inc.

  •
  CommVault Systems, Inc.

Enterprise and Systems Management Software

  •
  Oracle Corporation

  •
  SAP AG

  •
  EMC Corporation

  •
  Symantec Corporation

  •
  CA, Inc.

  •
  BMC Software, Inc.

  •
  Citrix Systems, Inc.

        For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparative purposes:

  •
  the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year 2008 revenue (based on publicly available equity research estimates); and

  •
  the ratio of price to estimated cash earnings per share, defined as net income excluding certain non-cash and non-recurring expenses divided by fully-diluted shares outstanding, for estimated calendar year 2009 (based on publicly available equity research estimates).

        Based on the Company's current outstanding shares of Common Stock and stock options, Morgan Stanley estimated the implied value per share of Common Stock as of March 14, 2008 as follows:

	Company Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share For Company (to the closest quarter)
Aggregate Value to Estimated 2008 Revenue	$94.2 million	3.0× – 5.0×	$11.50 – $17.75
Price to Estimated 2009 Earnings Per Share	$0.31 per share	40.0× – 55.0×	$12.50 – $17.00

        Morgan Stanley noted that the consideration per Share to be received by holders of Shares pursuant to the Merger Agreement was $28.00 per Share.

        No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company's control, such as the impact of competition on the Company's businesses and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Precedent Transactions Analysis

        Morgan Stanley compared publicly-available statistics for thirty selected enterprise software sector transactions occurring since January 1, 2002, in which the transaction values were between $500 million and $2 billion. The following is a list of these transactions:

Selected Precedent Transactions (Target / Acquiror)

  •
  Opsware, Inc. / Hewlett-Packard Company

  •
  Identix Incorporated/ Viisage Technology, Inc.

  •
  IronPort Systems, Inc. / Cisco Systems, Inc.

  •
  Protect Data AB/ Check Point Software Technologies LTD.

  •
  Documentum, Inc. / EMC Corporation

  •
  Fast Search & Transfer ASA / Microsoft Corporation

  •
  SS&C Technologies, Inc. / The Carlyle Group

  •
  Navision AS / Microsoft Corporation

  •
  Precise Software Solutions LTD. / Veritas Software Corporation

  •
  Serena Software, Inc. / Silver Lake Group, L.L.C.

  •
  Legato Systems, Inc. / EMC Corporation

  •
  Witness Systems, Inc. / Verint Systems, Inc.

  •
  Micromuse Inc. / International Business Machines Corporation

  •
  Retek Inc. / Oracle Corporation

  •
  Retek Inc. / SAP AG

  •
  I-flex Solutions, Inc. / Oracle Corporation

  •
  Internet Security Systems, Inc. / International Business Machines Corporation

  •
  Open Solutions Inc. / Investors Group, Inc.

  •
  HNC Software Inc. / Fair, Isaac and Company, Inc.

  •
  FileNet Corporation / International Business Machines Corporation

  •
  MRO Software, Inc. / International Business Machines Corporation

  •
  SafeNet, Inc. / Vector Capital

  •
  Aspect Communications Corporation / Concerto Software, Inc.

  •
  Verity, Inc. / Autonomy Corporation plc

  •
  webMethods, Inc. / Software AG

  •
  SSA Global Technologies, Inc. / Infor Global Solutions AG

  •
  Geac Computer Corporation LTD / Golden Gate Capital Management, L.L.C.

  •
  J.D. Edwards Software / PeopleSoft, Inc.

  •
  Dendrite International, Inc. / Cegedim S.A.

        For each transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) aggregate value to estimated next twelve months revenue; and (2) price to next twelve months earnings per share. The following table summarizes Morgan Stanley's analysis:

	Reference Range	Implied Value Per Company Share (to the nearest quarter)	Company Merger Statistic
Aggregate Value to Estimated Next Twelve Months Revenue	3.5× – 7.0×	$13.75 – $25.25	7.9×
Price to Estimated Next Twelve Months Earnings Per Share	40.0× – 60.0×	$6.00 – $9.00	186.7×

        Morgan Stanley noted that the consideration per Share to be received by holders of Shares pursuant to the Merger Agreement was $28.00 per Share.

        No company or transaction utilized in the precedent transaction analysis is identical to the Company, the Offer or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company, BMC or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company, BMC or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Premiums Paid Analysis

        Morgan Stanley compared publicly-available statistics for technology transactions since January 1, 2000. For each calendar quarter, Morgan Stanley analyzed the trailing twelve months of technology transactions and calculated the high, low, median and one quartile above and below the median, in terms of the premium paid over the target's price 30 days prior to such transaction. Morgan Stanley observed the following:

	Reference Range	Implied Price (to the nearest quarter)	Company Merger Statistic
Premium to 30-Day Prior Price	24% – 47%	$21.25 – $25.25	63.2%

        Morgan Stanley noted that the consideration per Share to be received by holders of Shares pursuant to the Merger Agreement was $28.00 per Share.

        No transaction utilized in the precedent premiums paid analysis is identical to the Company, the Offer or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Miscellaneous

        In connection with the review of the Offer and the Merger by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Merger Agreement from a financial point of view to holders of Shares and in connection with the delivery of its opinion dated March 16, 2008 to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock of the Company might actually trade.

        The consideration was determined through arm's-length negotiations between the Company and BMC and was approved by the Company Board. Morgan Stanley provided advice to the Company during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Merger.

        Morgan Stanley's opinion and its presentation to the Company Board was one of many factors taken into consideration by the Company Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the Company Board's opinion with respect to the consideration or of whether the

Company Board would have been willing to agree to a different consideration. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley's securities underwriting, trading and brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management and financing and financial services activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, trade or otherwise structure and effect transactions, for its own account or for the account of customers, in the equity or debt securities or loans of the Company or BMC. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory services for the Company and BMC and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to BMC in the future and would receive fees for the rendering of such services.

        Under the terms of its engagement letter, Morgan Stanley provided the Company with financial advisory services and a financial opinion in connection with the Offer and the Merger, and the Company agreed to pay Morgan Stanley a customary fee which is contingent upon completion of the Offer and the Merger. The Company has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

  (d)   Intent to Tender.

        To the knowledge of the Company after reasonable inquiry, all of the Company's executive officers, directors, subsidiaries and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

        Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued shares of Common Stock. A summary of this irrevocable option is described in Item 8(e) below.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        The Company retained Morgan Stanley as its financial advisor in connection with, among other things, the Offer and the Merger (together, the "Transaction"). Pursuant to an engagement letter dated February 25, 2008, the Company will become obligated to pay Morgan Stanley a fee upon the closing of the Offer and the Merger, which the Company currently estimates to be approximately $10 million. In addition, the Company has agreed to reimburse Morgan Stanley's expenses (not to exceed $75,000, other than expenses that were approved by the Company) and to indemnify them and certain related parties against certain liabilities arising out of their engagement, including liabilities under the federal securities laws.

        Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage activities, as well as providing investment banking, financing, and financial advisory services. In the ordinary course of Morgan Stanley's trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities or senior loans of the Company, BMC, or any other company, currency or commodity that may be involved in this transaction.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with the Company's employee and non-employee director benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the Company's directors, executive officers, subsidiaries or affiliates of the Company, except for the following:

  (a)
  The non-employee directors (Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek and Steven C. Walske) and certain executive officers of the Company (Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr. and John McMahon) each in their capacity as stockholders and certain investment funds affiliated with certain of those persons entered into a Tender Agreement, dated March 17, 2008, with BMC and Purchaser.

  (b)
  See chart of transactions below.

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
JAFCO America Technology Fund III, L.P.	01/22/2008	1,527,052	$0.00	Pro-rata distribution of shares to its partners for no consideration
JAFCO America Technology Cayman Fund III L.P.	01/22/2008	1,393,412	$0.00	Pro-rata distribution of shares to its partners for no consideration
JAFCO America Technology Affiliates Fund III L.P.	01/22/2008	165,954	$0.00	Pro-rata distribution of shares to its partners for no consideration
JAFCO USIT Fund III L.P.	01/22/2008	71,651	$18.01	Sale through a broker on the open market
JAFCO America Technology Cayman Fund III L.P.	01/22/2008	61	$18.01	Sale through a broker on the open market
JAV Management Associates III, L.L.C.	01/22/2008	3,288	$18.01	Sale through a broker on the open market
Bessemer Venture Partners V L.P.	01/22/2008	407,245	$0.00	Pro-rata distribution of shares to its partners for no consideration
Bessec Ventures V L.P.	01/22/2008	459,234	$0.00	Pro-rata distribution of shares to its partners for no consideration

BIP 2001 L.P.	01/22/2008	142,434	$0.00	Pro-rata distribution of shares to its partners for no consideration
Deer V & Co. LLC	01/22/2008	111,843	$0.00	Receipt of shares in pro-rata distribution for no consideration
Robert P. Goodman	01/22/2008	20,848	$0.00	Receipt of shares in pro-rata distribution for no consideration
Battery Ventures VI LP	02/01/2008	891,102	$0.00	Pro-rata distribution of shares to its partners for no consideration
Battery Investment Partners VI, LLC	02/01/2008	108,898	$0.00	Pro-rata distribution of shares to its partners for no consideration
R. David Tabors	02/01/2008	6,545	$0.00	Receipt of shares in pro-rata distribution for no consideration
Vijay Manwani	02/01/2008	223	$0.00	Receipt of shares in pro-rata distribution for no consideration
John McMahon	02/04/2008	100,000	$16.49	Sale through a broker on the open market
Vijay Manwani	02/08/2008	25,000	$17.00	Sale through a broker on the open market
Vijay Manwani	02/19/2008	22,000	$17.50	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on February 5, 2008
Vijay Manwani	03/03/2008	22,000	$19.63	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the officer on February 5, 2008

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.    Additional Information.

(a)
Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL ("Section 262"), will be entitled to receive appraisal rights for the "fair value" of their shares as determined by the Delaware Court of Chancery. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights.

        The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company's stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to Section 262 and the Offer.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b)
Anti-takeover Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company's Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(c)
Regulatory Approvals.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of BMC or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for BMC's or Purchaser's acquisition or ownership of the Shares.

(d)
Vote Required to Approve the Merger.

        The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

(e)
Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued shares of Common Stock in an amount up to the lowest number of Shares that, when added to the number of Shares that is then directly or indirectly owned by BMC or the Purchaser, constitutes one Share more than 90% of the Shares after the issuance of the new Shares sold to the Purchaser (determined on a fully diluted basis on the date of determination), provided that this option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the option. This option is exercisable once at any time following the Acceptance Date and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The purchase price owed by the Purchaser to the Company for the newly issued Shares shall be paid to the

Company (i) in cash, by wire transfer or cashier's check or (ii) by issuance by the Purchaser to the Company of a promissory note on terms reasonably satisfactory to the Company and Purchaser. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f)
Section 14(f) Information Statement.

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser or BMC, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated by reference herein.

(g)
Certain Projections.

        In connection with the Company's quarterly earnings releases, it provides projections with respect to current quarter and current fiscal year revenue and earnings per share. The Company's management from time to time has prepared internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the due diligence review of the Company by BMC, the Company provided to BMC limited forward-looking information regarding the Company's internal financial forecasts of its anticipated future operations for the fiscal years 2008 through 2010. The Company has advised BMC and the Purchaser of certain assumptions, risks and limitations relating to the projections, as described below. A summary of these internal financial forecasts is set forth below.

        The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder's decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to BMC.

        These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company's management. Important factors that may affect actual results and result in such forecast not being achieved include, but are not limited to, the success and growth of the company's products; competition and other risks associated with the market for the Company's products and services; the Company's ability to develop and introduce new products or enhancements and fixes to existing products; the Company's ability to achieve and maintain market acceptance of new products or enhancements; the Company's ability to attract and retain key personnel; the Company's ability to protect its intellectual property and other proprietary rights; conflicts with the intellectual property of third parties; adverse regulatory or legal actions; the Company's ability to manage its growth; the Company's ability to successfully maintain effective internal controls; and other risks detailed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007, filed with the SEC on November 29, 2007. In addition, the internal financial forecasts may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, BMC or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, BMC or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, BMC, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to BMC, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Company Projected Financial Information.

PROJECTED FINANCIAL INFORMATION

(in thousands)

	Fiscal Year Ended September 30
	2008	2009	2010
Revenue	94,154	140,775	203,925
EBIT(1)	1,615	5,611	13,749

    (1)
    Excludes stock-based compensation and other one-time items.

Item 9.    Exhibits.

        The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)*	Letter to Stockholders of the Company, dated March 21, 2008, from Dev Ittycheria, President and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).
(a)(2)*	Offer to Purchase, dated March 21, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on March 21, 2008).
(a)(3)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on March 21, 2008).
(a)(4)*	Opinion of Morgan Stanley & Co. Incorporated, dated March 16, 2008 (included as Annex II to this Schedule 14D-9).
(a)(5)	Joint Press Release issued by the Company and BMC, dated March 17, 2008 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2008).
(a)(6)*
Summary Advertisement as published in The Wall Street Journal on March 21, 2008 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on March 21, 2008).
(e)(1)
Agreement and Plan of Merger, dated March 17, 2008, by and among BMC Software, Inc., Bengal Acquisition Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2008).
(e)(2)
Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (SEC File No. 333-141915), as amended, as filed with the SEC on June 19, 2007).
(e)(3)
Form of Change in Control Agreement between the Company and each of its executive officers (incorporated by reference to Exhibit 10.22 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (SEC File No. 333-141915) , as amended, as filed with the SEC on July 20, 2007).
(e)(4)+	Nondisclosure Agreement, dated as of March 2, 2008, by and between the Company and BMC.
(e)(5)+	Exclusivity Agreement, dated as of March 15, 2008, by and between the Company and BMC.
(e)(6)
Form of Tender and Support Agreement, dated as of March 17, 2008, by and between BMC, the Purchaser and each of the executive officers and non-employee directors of the Company (and affiliated trusts or investment funds) (incorporated by reference to Exhibit (d)(2) to the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on March 21, 2008).

*
Included in copies mailed to stockholders of the Company.
+
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2008	BLADELOGIC, INC.
	By:	/s/ DEV ITTYCHERIA Dev Ittycheria President and Chief Executive Officer

Annex I

BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about March 21, 2008 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, with respect to the tender offer by the Purchaser, to the holders of record of shares of the Common Stock. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company's stockholders to a majority of the seats on the Company's Board of Directors. Such designation would be made pursuant to Section 1.3 of the Merger Agreement.

        Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer (the "Offer") on March 21, 2008 to purchase all of the outstanding Shares, at a purchase price of $28.00 per Share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight Eastern Time, on April 17, 2008, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company's stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Purchaser and BMC with the SEC on or about March 21, 2008.

        Section 1.3 of the Merger Agreement provides that, promptly after such time as the Purchaser accepts for payment shares of Common Stock pursuant to the Offer representing at least a majority and subject to compliance with Section 14(f) of the Securities Exchange, and Rule 14f-1 thereunder, BMC will be entitled to designate such number of directors of the Company Board (rounded up to the next whole number) equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser or any of its affiliates bears to the total number of shares of Common Stock then outstanding. In connection with the foregoing, the Company will promptly obtain the resignation of such number of its current directors or increase the size of the board of directors, in compliance with applicable law, as is necessary to enable BMC's designees to be elected or appointed to the Company Board. However, prior to the Effective Time, the Company Board will always have at least one member who is not an officer, director, employee or designee of the Purchaser or any of its affiliates ("Purchaser Insiders"). Following the election or appointment of BMC's designees to the Company Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension by the Company of the time for performance of any of the obligations or other acts of BMC or the Purchaser, or waiver of any of the Company's rights or any of the obligations of BMC or the Purchaser, if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of the Company, will require the consent of a majority of the directors of the Company then in office who are not Purchaser Insiders or the approval of the sole director if there shall be only one director then in office who is not a Purchaser Insider.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Purchaser's designees to the Company Board.

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        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning BMC, the Purchaser and BMC's designees has been furnished to the Company by BMC, and the Company assumes no responsibility for the accuracy or completeness of such information.

BMC'S DESIGNEES TO COMPANY'S BOARD OF DIRECTORS

Information with respect to the Designees

        As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser designees. However, the designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

        The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o BMC Software, 2101 City West Blvd., Houston, Texas 77042.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Stephen B. Solcher	47	Mr. Solcher was appointed President, Chief Executive Officer and sole Director of Bengal Acquisition Corporation on March 15, 2008. He has served as BMC's Senior Vice President and Chief Financial Officer since December 2005. From August 2005 to December 2005, Mr. Solcher served as BMC's interim Chief Financial Officer. Prior to this appointment, Mr. Solcher had served as BMC's Vice President of Finance and Treasurer for more than five years. Mr. Solcher joined BMC in 1991 as Assistant Treasurer.
T. Cory Bleuer	37
		Mr. Bleuer was appointed Vice President and Chief Financial Officer of Bengal Acquisition Corporation on March 15, 2008. He joined BMC in August 2006 as Vice President, Controller and Chief Accounting Officer. Prior to joining BMC, Mr. Bleuer was the Vice President and Controller of EMC Corporation's Captiva Software group from December 2005 to July 2006 and was Vice President and Corporate Controller of Captiva Software Corporation from February 2005 to December 2005. Prior to joining Captiva Software Corporation, Mr. Bleuer was with Fair Isaac Corporation serving as the Corporate Controller from August 2004 to February 2005 and as Director, Corporate Finance and Accounting from August 2002 to August 2004. From June 2000 to August 2002, Mr. Bleuer served as Corporate Controller of HNC Software Inc.

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Christopher C. Chaffin	38
		Mr. Chaffin was appointed Secretary of Bengal Acquisition Corporation on March 15, 2008. He has served as Vice President, Deputy General Counsel and Assistant Secretary for BMC Software, Inc. since November 2007. From November 1999 to November 2007, Mr. Chaffin served as Senior Legal Counsel and Assistant Secretary for BMC Software, Inc. Prior to joining BMC Software, Inc., Mr. Chaffin was an Associate at Vinson & Elkins LLP.
Robert E. Beauchamp	47
		Mr. Beauchamp has been a director and the President and Chief Executive Officer of BMC since January 2001. Mr. Beauchamp joined BMC in May 1988, progressing from senior account representative to sales manager. He joined BMC's marketing organization in 1994 as Vice President, Strategy Marketing & Development and subsequently assumed responsibility for BMC's mergers and acquisitions efforts as Vice President, Business Strategy. Prior to his selection as President and CEO, he served as Senior Vice President of Research and Development. Mr. Beauchamp currently serves on the board of National Oilwell Varco, Inc., a public company, and serves on the boards of several civic organizations in Houston.
James W. Grant	58
		Mr. Grant was appointed Senior Vice President, General Manager, ESM in February 2007. Mr. Grant served as Vice President, General Manager, ESM from April 2006 to February 2007. Mr. Grant joined BMC in March 2003 as the General Manager of its Remedy business unit. In July 2004, he was appointed General Manager of BMC's Service Management business unit. Prior to joining BMC, Mr. Grant served from July 2002 to March 2003 as VP and General Manager of Hewlett Packard's OpenView software business and served as General Manager for Operations and Marketing (OpenView) from April 2000 to July 2002.
Cosmo Santullo	52
		Mr. Santullo joined BMC in November 2004 as Senior Vice President of Worldwide Sales and Services. Prior to joining BMC, Mr. Santullo was President and Chief Executive Officer from June 2004 to October 2004 for OpenNetwork Technologies. From October 2003 through June 2004, Mr. Santullo was the Executive Vice President of Worldwide Sales and Service for Enterasys Networks, Inc. From August 2002 through September 2003, Mr. Santullo worked as an independent consultant for various software companies. From October 2001 through August 2002, Mr. Santullo served as the President and Chief Executive Officer for SonicWALL, Inc. Prior to that, over a career spanning 20 years with IBM, Mr. Santullo served in a variety of sales management and executive positions.

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Michael A. Vescuso	63
		Mr. Vescuso was appointed Senior Vice President of Administration in January 2006. From February 2004 through January 2006, Mr. Vescuso was Vice President of Human Resources of Brocade Communications Systems, Inc. Prior to joining Brocade, Mr. Vescuso was Senior Vice President, Human Resources of Portal Software from August 2001 through September 2003. Prior to August 2001, Mr. Vescuso was the Vice President, Human Resources at Dell Computer.
Denise M. Clolery	52
		Ms. Clolery was appointed Senior Vice President, General Counsel and Secretary in November 2005. Prior to joining BMC, Ms. Clolery served as a partner in the law firm of Sonnenschein, Nath and Rosenthal, LLP from May 2005 to November 2005 where she practiced in their Intellectual Property & Technology and Corporate & Securities practice groups. From December 2000 to November 2003, Ms. Clolery served as Senior Vice President, General Counsel and Corporate Secretary of Radianz (now BT Radianz), a leading global network services provider to the financial industry. Prior to joining Radianz, Ms. Clolery was a partner in the international law firm of O'Melveny & Myers LLP.

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GENERAL INFORMATION CONCERNING THE COMPANY

        The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company's stockholders. As of January 11, 2008, there were 27,245,404 shares of Common Stock outstanding. As of the date of this Information Statement, BMC and its affiliates do not own any shares of Common Stock.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on February 19, 2008.

Name	Age	Position
Dev Ittycheria	41	President, Chief Executive Officer and Director
Vijay Manwani	42	Executive Vice President, Chief Technology Officer and Director
John J. Gavin, Jr.	52	Executive Vice President and Chief Financial Officer
John McMahon	52	Executive Vice President and Chief Operating Officer
Steven C. Walske(1)(2)	55	Chairman of the Company's Board of Directors
Edwin J. Gillis(2)(3)	59	Director
Robert P. Goodman(1)	47	Director
Peter Gyenes(1)(3)	62	Director
R. David Tabors(2)	35	Director
Mark Terbeek(3)	37	Director

(1)
Member of the Nominating and Corporate Governance Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Audit Committee.

        Dev Ittycheria.    Mr. Ittycheria, our co-founder, has served as a director and as our President and Chief Executive Officer since 2001. From May 2001 to July 2001, Mr. Ittycheria was an entrepreneur-in-residence at Bessemer Venture Partners, a venture capital firm. From 1998 to 2001, Mr. Ittycheria was an officer and senior vice president at Breakaway Solutions, Inc. and the co-founder, president and chief executive officer of Applica Corporation, an application services provider, which was acquired by Breakaway Solutions, Inc. in 1999. Mr. Ittycheria has also held senior positions in the data communications businesses of AT&T Inc. and Teleport Communications Group, Inc. Mr. Ittycheria holds a Bachelor of Science from Rutgers University, College of Engineering.

        Vijay Manwani.    Mr. Manwani, our co-founder, has served as a director and as our Executive Vice President and Chief Technology Officer since October 2007 and our Senior Vice President and Chief Technology Officer from 2001 to October 2007. From February 2001 to August 2001, Mr. Manwani was an entrepreneur-in-residence at Battery Ventures, a venture capital firm. From 2000 to 2001, Mr. Manwani was the chief technology officer at Breakaway Solutions, Inc., a full-service provider of strategy, e-business implementation and application hosting solutions. From 1997 to 2000, Mr. Manwani was the chief technology officer and co-founder of Eggrock Partners, Inc., a systems integration consulting firm and application service provider that was acquired by Breakaway Solutions, Inc. in 2000. Mr. Manwani holds a Bachelor of Science from Pune University, India.

        John J. Gavin, Jr.    Mr. Gavin has served as our Executive Vice President and Chief Financial Officer since October 2007 and our Senior Vice President and Chief Financial Officer from January

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2007 to October 2007. From 2004 to 2006, Mr. Gavin was the chief financial officer of NaviSite, Inc., a provider of application and infrastructure management services. From 2001 to 2005, Mr. Gavin served on the board of directors and as chairman of the audit committee of Ascential Software Corporation. From 2002 to 2004, Mr. Gavin was a private investor. From 2000 to 2001, Mr. Gavin served as senior vice president and chief financial officer of Cambridge Technology Partners, which was acquired by Novell, Inc. in 2001. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of multi-user computer systems, where he served in the positions of chief financial officer, vice president of finance, corporate controller and treasurer. Mr. Gavin also spent ten years at Price Waterhouse LLP in various accounting and audit positions, including serving as senior manager in charge of multi-national audits. Mr. Gavin currently serves on the board of directors as the chair of the audit committee of Vistaprint Inc. Mr. Gavin holds a Bachelor of Science from Providence College and is a Certified Public Accountant.

        John McMahon.    Mr. McMahon has served as our Executive Vice President and Chief Operating Officer since October 2007, and was our Senior Vice President of Worldwide Sales and Customer Services since August 2005. From 1989 to 1998, Mr. McMahon was employed at Parametric Technology Corporation, supplier of mechanical design and manufacturing equipment, where he last served as executive vice president of worldwide sales. From 1998 to 2000, Mr. McMahon served as executive vice president of worldwide sales at GeoTel Communications Corporation, a provider of software solutions for distributed voice call centers, where he managed the worldwide sales force prior to its acquisition by Cisco Systems, Inc. Mr. McMahon also served as executive vice president of worldwide sales of Ariba, Inc., a provider of intranet- and Internet-based business-to-business electronic commerce solutions, from 2000 to 2001 and president and chief operating officer of HighRoads Inc., formerly known as IE-Engine, Inc., a provider of e-procurement workflow solutions for employee benefits, from 2002 to 2004. Mr. McMahon currently serves as a member of the board of directors of SelectMinds, Inc. Mr. McMahon holds Bachelor of Science from the New Jersey Institute of Technology.

        Steven C. Walske.    Mr. Walske has served as the Chairman of our board of directors since 2005 and has served on our board of directors since November 2002. Mr. Walske is a Managing Director of Myriad Investments, LLC, a private equity firm specializing in investments in software companies. From 2000 to 2005, Mr. Walske served as chief business strategist of Parametric Technology Corporation, a supplier of mechanical design and manufacturing software, and served as chief executive officer from 1986 to 2000 and as chairman from 1994 to 2000. Mr. Walske also serves as a member of the board of directors of Endeca Technologies, Inc., firstRain, Inc., SpaceClaim Corp. and Synopsys, Inc., and as a member of the advisory board at Ampersand Ventures. Mr. Walske holds Bachelor of Arts from Princeton University and a Master of Business Administration from Harvard Business School.

        Edwin J. Gillis.    Mr. Gillis has served on our board of directors since January 2007. From July 2005 to December 2005, Mr. Gillis served as senior vice president of administration and integration of Symantec Corporation, a provider of infrastructure software. From 2002 to 2005, Mr. Gillis served as executive vice president and chief financial officer of Veritas Software Corporation, a provider of software to enable utility computing. From 1995 to 2002, Mr. Gillis was executive vice president and chief financial officer of Parametric Technology Corporation, a supplier of mechanical design and manufacturing software. Mr. Gillis was a former partner at Coopers & Lybrand L.L.P. and a certified public accountant. Mr. Gillis also serves as a member of the board of directors of Teradyne, Inc. and several privately-held technology companies. Mr. Gillis holds a Bachelor of Arts from Clark University, a Masters in International Relations from the University of Southern California, a Master of Business Administration from Harvard Business School.

        Robert P. Goodman.    Mr. Goodman has served on our board of directors since 2001. Mr. Goodman joined Bessemer Venture Partners in 1998, a venture capital firm, and currently serves as a Managing

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Partner. Prior to joining Bessemer, Mr. Goodman co-founded and served as chief executive officer of Celcore, Inc., a wireless equipment company, and Boatphone Marketing, a management company for cellular telecommunication companies. Mr. Goodman also serves as a member of the board of directors of Broadsoft Inc., ColorChip Ltd., IAG Research, Inc., Netsmart Technologies, Inc., Siano Mobile Silicon, Inc. and Zensys, Inc. Mr. Goodman holds a Bachelor of Arts from Brown University and a Master of Business Administration from the Columbia University Graduate School of Business.

        Peter Gyenes.    Mr. Gyenes has served on our board of directors since June 2006. Mr. Gyenes served as chairman and chief executive officer of Ascential Software Corporation, an enterprise software company, from 2001 until its acquisition by IBM in 2005. Prior to Ascential Software Corporation, Mr. Gyenes served as chairman and chief executive officer of Informix Software, where he led the sale of its database business to IBM and the transition from Informix Software to Ascential Software Corporation. Mr. Gyenes was chairman and chief executive officer of Ardent Software, which he joined in 1996, and which was acquired by Informix in 2000. Previously, Mr. Gyenes served as president and chief executive officer of Racal InterLan, Inc., and in executive positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. Earlier in his career, he held sales and technical positions at Xerox Data Systems and IBM. Mr. Gyenes also serves as a member of the board of directors of Lawson Software, Inc. and Netezza Corporation, as well as several privately-held technology companies and is a trustee of the Massachusetts Technology Leadership Council. Mr. Gyenes holds a Bachelor of Arts from Columbia University and a Master of Business Administration from the Columbia University Graduate School of Business.

        R. David Tabors.    Mr. Tabors has served on our board of directors since 2001. Mr. Tabors is a general partner at Battery Ventures, a venture capital firm. Prior to joining Battery in 1995, Mr. Tabors worked at Cambridge Associates, a financial consulting firm. Mr. Tabors also serves as a member of the board of directors of Consona Corporation, Quovadx, Inc., MCA Solutions, Inc. and Rogue Wave Software, Inc. Mr. Tabors holds a Bachelor of Arts from Dartmouth College.

        Mark Terbeek.    Mr. Terbeek has served on our board of directors since 2004. Mr. Terbeek is a general partner at MK Capital, a venture capital fund. Prior to founding MK Capital, Mr. Terbeek co-founded Jamcracker, Inc., an enterprise software provider, and served as its vice president of corporate development. Prior to Jamcracker, Inc., Mr. Terbeek worked as a business analyst at McKinsey & Co., a management consulting firm. Mr. Terbeek also serves as a member of the board of directors of Klir Technologies, Inc., Netuitive, Inc., NXTV, Inc. and NBX Inc. Mr. Terbeek holds a Bachelor of Arts from DePauw University and a Master of Business Administration from the Stanford University Graduate School of Business.

        Executive officers of the Company are elected by the Company's Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

Company's Board of Directors

        The Company's Board of Directors met eight times during the fiscal year ended September 30, 2007, and took action by unanimous written consent three times. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the Company's Board of Directors and the total number of meetings of all committees of the Company's Board of Directors on which he served during fiscal 2007, except Mr. Terbeek who attended four out of six Audit Committee meetings during fiscal 2007. The Company's Board of Directors has standing Audit, Compensation, and Nominating and Corporate Governance Committees. Each committee has a charter that has been approved by the Company's Board of Directors. Each committee is required to review the appropriateness of its charter at least annually.

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Audit Committee

        The Audit Committee of the Company's Board of Directors currently consists of Messrs. Gillis, Gyenes and Terbeek. Mr. Gillis is the Chairman of the Audit Committee.

        The Company's Board of Directors has determined that each member of the Audit Committee meets the independence requirements promulgated by The Nasdaq Stock Market, Inc. ("Nasdaq") and the SEC, including Rule 10A-3(b)(1) under the Exchange Act. In addition, the Company's Board of Directors has determined that each member of the Audit Committee is financially literate and that Mr. Gillis qualifies as an "audit committee financial expert" under the rules of the SEC. Stockholders should understand that this designation is a disclosure requirement of the SEC related his experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Gillis any duties, obligations or liability that are greater than are generally imposed on other members of the Audit Committee and the Company's Board of Directors, and designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Company's Board of Directors.

        The Audit Committee met six times during the fiscal year ended September 30, 2007, and took action by unanimous written consent one time. The Audit Committee operates under a written charter adopted by the Company's Board of Directors, a copy of which is available at the Corporate Governance section of the Company's website at http://www.bladelogic.com.

        As described more fully in its charter, the Audit Committee oversees the Company's accounting and financial reporting processes, internal controls and audit functions. In fulfilling its role, the Audit Committee's responsibilities include, but are not limited to:

  •
  appointing, approving the compensation of, and assessing the independence of our independent auditor;

  •
  overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

  •
  resolving disagreements between management and our independent auditor;

  •
  pre-approving all auditing and permissible non-audit services (except de minimis non-audit services), and the terms of such services, to be provided by our independent auditor;

  •
  reviewing and discussing with management and the independent auditors the Company's annual and quarterly financial statements and related disclosures;

  •
  coordinating the oversight of the Company's internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  discussing the Company's risk management policies;

  •
  reviewing and approving all related party transactions for potential conflict of interest situations;

  •
  establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns; and

  •
  meeting independently with our independent auditors and management.

Additionally, the Audit Committee is responsible for preparing the Audit Committee Report for inclusion in the Company's proxy statements in accordance with applicable rules and regulations.

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Compensation Committee

        The Compensation Committee currently consists of Messrs. Gillis, Tabors and Walske. Mr. Tabors is the Chairman of the Compensation Committee. The Compensation Committee is responsible for determining and making recommendations with respect to all forms of compensation to be granted to executive officers of the Company. In fulfilling its role, the Compensation Committee's responsibilities include, but are not limited to:

  •
  annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

  •
  evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

  •
  determining the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering the Company's incentive-based compensation plans and equity-based compensation plans;

  •
  reviewing and making recommendations to the Company's Board of Directors with respect to director compensation;

  •
  reviewing and recommending the Company's Compensation Discussion and Analysis for inclusion in the Company's proxy statements; and

  •
  preparing the Compensation Committee Report for inclusion in the Company's proxy statements in accordance with applicable rules and regulations.

        The Company's Board of Directors has determined that Messrs. Gillis, Tabors and Walske of the Compensation Committee each meet the independence requirements promulgated by Nasdaq. The Compensation Committee met nine times during the year ended September 30, 2007, and took action by unanimous written consent three times. The Compensation Committee operates under a written charter adopted by the Company's Board of Directors, a current copy of which is available at the Corporate Governance section of the Company's website at http://www.bladelogic.com.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee of the Company's Board of Directors was established in connection with the Company's initial public offering on July 24, 2007, and currently consists of Messrs. Goodman, Gyenes and Walske. Mr. Gyenes is the Chairman of the Nominating and Corporate Governance Committee. In fulfilling its role, the Nominating and Corporate Governance Committee's responsibilities include, but are not limited to:

  •
  developing and recommending to the Company's Board of Directors criteria for Company Board and committee membership;

  •
  establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

  •
  identifying individuals qualified to become members of the Company's Board of Directors;

  •
  establishing procedures for stockholders to submit recommendations for director candidates;

  •
  recommending to the Company's Board of Directors the persons to be nominated for election as directors and to each of the committees of the Company's Board of Directors;

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  •
  developing and recommending to the Company's Board of Directors a set of corporate governance guidelines; and

  •
  overseeing the evaluation of the Company's Board of Directors and management.

        As described below in the section entitled "Policies Governing Director Nominations," the Nominating and Corporate Governance Committee will consider nominees recommended by stockholders.

        The Company's Board of Directors has determined that Messrs. Goodman, Gyenes and Walske of the Nominating and Corporate Governance Committee each meet the independence requirements promulgated by Nasdaq. The Nominating and Corporate Governance Committee did not meet during the year ended September 30, 2007. The Nominating and Corporate Governance Committee operates under a written charter adopted by the Company's Board of Directors, a current copy of which is available at the Corporate Governance section of the Company's website at http://www.bladelogic.com.

        For more corporate governance information, you are invited to access the Corporate Governance section of the Company's website available at http://www.bladelogic.com.

Independence of Members of the Company's Board of Directors

        The Company's Board of Directors has determined that Messrs. Gillis, Gyenes, Terbeek and Walske are independent within the meaning of the director independence standards of both Nasdaq and the SEC, including Rule 10A-3(b)(1) under the Exchange Act. Messrs. Goodman and Tabors are independent within the meaning of the Nasdaq independence standards, but not the SEC standards. The Company's Board of Directors has determined that each of the committees of the Company's Board of Directors is currently independent within the meaning of Nasdaq's and the SEC's director independence standards.

Executive Sessions of Independent Directors

        Non-management members of the Company's Board of Directors meet without the employee director of the Company following certain regularly scheduled in-person meetings of the Company's Board of Directors. Executive sessions of the independent directors are held at least one time each year following regularly scheduled in-person meetings of the Company's Board of Directors. These executive sessions include only those directors who meet the independence requirements promulgated by Nasdaq, and Mr. Walske is responsible for chairing these executive sessions.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2007, Messrs. Gillis, Tabors and Walske served as members of the Compensation Committee. No member of the Compensation Committee was an employee or former employee of the Company or any of its subsidiaries, or had any relationship with the Company requiring disclosure herein.

        During fiscal 2007, no executive officer of the Company served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Compensation Committee of the Company; (ii) a director of another entity, one of whose executive officers served on the Compensation Committee of the Company; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

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Policies Governing Director Nominations

  Director Qualifications

        The Nominating and Corporate Governance Committee of the Company's Board of Directors is responsible for reviewing with the Company Board from time to time the appropriate qualities, skills and characteristics desired of members of the Company's Board of Directors in the context of the needs of the business and current make-up of the Company's Board of Directors. The Nominating and Corporate Governance Committee must be satisfied that each committee-recommended nominee shall have the highest personal and professional integrity, shall have demonstrated exceptional ability and judgment, and shall be most effective, in conjunction with the other nominees to the Company's Board of Directors, in collectively serving the long-term interests of the stockholders. In addition to these minimum qualifications, the Nominating and Corporate Governance Committee shall recommend that the Company's Board of Directors select persons for nomination to help ensure that a majority of the Company's Board of Directors shall be "independent," in accordance with the standards established by Nasdaq, and that at least one member of the Audit Committee shall have such experience, education and other qualifications necessary to qualify as an "audit committee financial expert," as defined by SEC rules. Finally, in addition to any other standards the Nominating and Corporate Governance Committee may deem appropriate from time to time for the overall structure and composition of the Company's Board of Directors, the Nominating and Corporate Governance Committee may consider whether a nominee has direct experience in the industry or in the markets in which we operate and whether the nominee, if elected, will assist in achieving a mix of Board members that represents a diversity of background and experience.

  Process for Identifying and Evaluating Director Nominees

        The Company's Board of Directors is responsible for selecting its own members. The Company's Board of Directors delegates the selection and nomination process to the Nominating and Corporate Governance Committee, with the expectation that other members of the Company's Board of Directors, and of management, will be requested to take part in the process as appropriate.

        Generally, the Nominating and Corporate Governance Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the Nominating and Corporate Governance Committee deems to be helpful to identify candidates. Once candidates have been identified, the Nominating and Corporate Governance Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the Nominating and Corporate Governance Committee deems to be helpful in the evaluation process. The Nominating and Corporate Governance Committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Company's Board of Directors. Based on the results of the evaluation process, the Nominating and Corporate Governance Committee recommends candidates for the Company's Board of Directors' approval as director nominees for election to the Company Board. The Nominating and Corporate Governance Committee also recommends candidates to the Company's Board of Directors for appointment to the committees of the Company Board.

  Procedures for Recommendation of Director Nominees by Stockholders

        The Nominating and Corporate Governance Committee will consider director nominee candidates who are recommended by stockholders of the Company. Stockholders, in submitting recommendations

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to the Nominating and Corporate Governance Committee for director nominee candidates, shall follow the following procedures:

        The Nominating and Corporate Governance Committee must receive any such recommendation for nomination not less than 120 calendar days prior to the first anniversary of the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting.

        All recommendations for nomination must be in writing and include the following:

  •
  The name and address of record of the stockholder.

  •
  A representation that the stockholder is a record holder of our securities, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Exchange Act.

  •
  The name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five (5) full fiscal years of the proposed director candidate.

  •
  A description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria approved by the Nominating and Corporate Governance Committee from time to time and set forth in the Nominating and Corporate Governance Committee charter.

  •
  A description of all arrangements or understandings between the stockholder and the proposed director candidate.

  •
  The consent of the proposed director candidate (i) to be named in the proxy statement relating to the Company's annual meeting of stockholders and (ii) to serve as a director if elected at such annual meeting.

  •
  Any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to SEC rules.

        Nominations must be sent to the attention of the Secretary of the Company by U.S. mail (including courier or expedited delivery service) to:

BladeLogic, Inc. 10 Maguire Road Building 3 Lexington, MA 02421 Attn: Secretary of BladeLogic, Inc.

        The Secretary of the Company will promptly forward any such nominations to the Nominating and Corporate Governance Committee. As a requirement to being considered for nomination to the Company's Board of Directors, a candidate may need to comply with the following minimum procedural requirements:

  •
  A candidate must undergo a comprehensive private investigation background check by a qualified company of the Company's choosing; and

  •
  A candidate must complete a detailed questionnaire regarding his or her experience, background and independence.

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        Once the Nominating and Corporate Governance Committee receives the nomination of a candidate and the candidate has complied with the minimum procedural requirements above, such candidacy will be evaluated and a recommendation with respect to such candidate will be delivered to the Company's Board of Directors. In addition to these procedures for recommending a director nominee to the Nominating and Corporate Governance Committee, a stockholder may propose an individual for election to the Company's Board of Directors in accordance with the Company's By-Laws.

Policy Governing Securityholder Communications with the Company's Board of Directors

        The Company's Board of Directors provides to every securityholder the ability to communicate with the Company's Board of Directors as a whole and with individual directors on the Company Board through an established process for securityholder communication as follows:

        For securityholder communications directed to the Company's Board of Directors as a whole, securityholders may send such communications to the attention of the Chairman of the Company's Board of Directors by U.S. mail (including courier or expedited delivery service) to:

BladeLogic, Inc. 10 Maguire Road Building 3 Lexington, MA 02421 Attn: Chairman of the Board of Directors

        For securityholder communications directed to an individual director in his or her capacity as a member of the Company's Board of Directors, securityholders may send such communications to the attention of the individual director by U.S. mail (including courier or expedited delivery service) to:

BladeLogic, Inc. 10 Maguire Road Building 3 Lexington, MA 02421 Attn: [Name of the director]

        The Company will forward any such securityholder communication to the Chairman of the Company's Board of Directors, as a representative of the Company's Board of Directors, or to the director to whom the communication is addressed.

Policy Governing Director Attendance at Annual Meetings of Stockholders

        The Company's policy is that all directors are encouraged to attend the Company's annual meeting of stockholders.

Company Board Evaluation Program

        In order to maintain the Company's governance standards, the Company's Board of Directors is required to undertake annually a formal self-evaluation process. As part of this process, the Company's Board of Directors evaluates a number of competencies, including but not limited to: Board structure; Board roles; Board processes; Board composition, orientation and development; and Board dynamics, effectiveness and involvement. The evaluation process also includes consideration of the appropriate Board size, succession planning and the technical, business and organizational skills required of future Board members.

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Code of Ethics

        The Company has adopted a "code of ethics," as defined by regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, that applies to all of the Company's directors and employees worldwide, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the Code of Business Conduct is available at the Investor Relations section of the Company's website at http://www.bladelogic.com. A copy of the Code of Business Conduct may also be obtained, free of charge, from the Company upon a request directed to: BladeLogic, Inc., 10 Maguire Road, Building 3, Lexington, MA 02421, Attention: Secretary. The Company intends to disclose any amendment to or waiver of a provision of the Code of Business Conduct that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on its website available at http://www.bladelogic.com.

        For more corporate governance information, you are invited to access the Investor Relations section of the Company's website available at http://www.bladelogic.com.

Certain Business Relationships and Related Party Transactions

        In accordance with its charter, the Audit Committee conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval of the Audit Committee is required for all related party transactions.

        On July 30, 2007, we paid approximately $2.9 million to investment funds affiliated with Battery Ventures, that are collectively significant stockholders, and approximately $2.9 million to investment funds affiliated with Bessemer Venture Partners, that are collectively significant stockholders, to redeem all outstanding Series A redeemable preferred stock simultaneously with the closing of our initial public offering. All such payments were made pursuant to our certificate of incorporation and a redemption agreement between the Company and each entity, as then in effect.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the January 11, 2008: (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) by each director or nominee of the Company; (iii) by each executive officer of the Company named in the Summary Compensation Table set forth below under "Executive and Director Compensation"; and (iv) by all directors and executive officers of the Company as a group.

        The applicable ownership percentage is based upon 27,245,404 shares of our Common Stock outstanding as of the January 11, 2008.

	Shares Beneficially Owned	Percentage
Name and Address of Beneficial Owner(1) More Than 5% Holders
Battery Funds(2)	3,960,432	14.5%
BVP Entities(3)	4,747,836	17.4%
Globespan Funds(4)	3,760,659	13.8%
MK Capital Funds(5)	1,569,507	5.8%
Executive Officers and Directors
Dev Ittycheria(6)	1,278,981	4.6%
John J. Gavin, Jr.(7)	91,550	*
Vijay Manwani(8)	1,161,325	4.2%
John McMahon(9)	338,397	1.2%
Steven C. Walske(10)	363,829	1.3%
Edwin J. Gillis(11)	97,222	*
Robert P. Goodman(12)	4,747,836	17.4%
Peter Gyenes(13)	75,111	*
R. David Tabors(14)	3,960,432	14.5%
Mark Terbeek(15)	1,569,507	5.8%
All executive officers and directors as a group(16) (10 persons)	13,684,190	48.6%

    *
    Represents less than 1% of the outstanding shares of Common Stock.

    (1)
    Except as otherwise indicated, addresses are c/o BladeLogic, Inc., 10 Maguire Road, Building 3, Lexington, Massachusetts 02421.

    (2)
    Amounts shown reflect the aggregate number of shares of our common stock held by Battery Ventures VI, L.P. and Battery Investment Partners VI, LLC (collectively, the "Battery Funds"). One of our directors, R. David Tabors, is a managing member of Battery Partners VI, LLC, which is the sole general partner of Battery Ventures VI, L.P., and is a member of Battery Investment Partners VI, LLC. The sole general partner of Battery Ventures VI, L.P. is Battery Partners VI, LLC. The managing members of Battery Partners VI, LLC are Thomas J. Crotty, Oliver D. Curme, Richard D. Frisbie, Morgan M. Jones, Kenneth P. Lawler, Mark H. Sherman, Scott Tobin and R. David Tabors, who hold voting and dispositive power for the shares held by the owner. R. David Tabors is one of our directors. All of the above disclaim beneficial ownership of the shares except to the extent of their pecuniary interest. See Note 14 below. The managers of Battery Investment Partners VI, LLC are Thomas J. Crotty and Oliver D. Curme, who hold voting and dispositive power for the shares held by the

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      owner. R. David Tabors, one of our directors, is a member of Battery Investment Partners VI, LLC. All of the above disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein. See Note 14 below. The address of the Battery Funds is c/o Battery Ventures, Reservoir Woods, 930 Winter Street, Suite 2500, Waltham, MA 02451.

    (3)
    Amounts shown reflect the aggregate number of shares of our common stock held by Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001(Q) LLC and BIP 2001 L.P. (collectively, the "BVP Entities"). The address of the BVP Entities is c/o Bessemer Venture Partners, 1865 Palmer Ave., Suite 104, Larchmont, NY 10538.

      Deer V & Co. LLC is the general partner of Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001(Q) LLC and BIP 2001 L.P. (collectively, the "BVP Entities"), which are beneficial owners of more than 5% of our voting securities. Robert P. Goodman, Robin S. Chandra, J. Edmund Colloton and David J. Cowan are the managing members of the Deer V & Co. LLC and share voting and dispositive power over the shares held by the BVP Entities. Robert P. Goodman, a member of our board of directors since September 2001, disclaims ownership of the shares held by the BVP Entities except to the extent of his pecuniary interest in such shares. See Note 12 below.

    (4)
    Amounts shown reflect the aggregate number of shares of our common stock held by JAFCO America Technology Fund III, L.P., JAFCO America Technology Cayman Fund III, L.P., JAFCO USIT Fund III, L.P. and JAFCO America Technology Affiliates Fund III, L.P. (collectively, the "Globespan Funds"). The address of the Globespan Funds is c/o Globespan Capital Partners, One Boston Place, Suite 2810, Boston, MA 02108.

      Investment and voting control of the Globespan Funds is held by JAV Management Associates III, L.L.C. Voting and investment power with respect to such shares is vested in the managing members of JAV Management Associates III, L.L.C. consisting of Andrew P. Goldfarb and Barry J. Schiffman.

    (5)
    Amounts shown reflect the aggregate number of shares of our common stock held by MK Capital SBIC, L.P. and MK Capital, L.P. (collectively, the "MK Capital Funds"). The address of the MK Capital Funds is 1033 Skokie Blvd, Suite 430, Northbrook, IL 60062.

      Investment and voting control of the MK Capital Funds is held by MK Capital Company. Voting and investment power with respect to such shares is vested in the investment committee of MK Capital Company, which consists of four individuals, Mark Terbeek, Karen Buckner, Mark Koulogeorge and Bret Maxwell. Mark Terbeek, who is a general partner at MK Capital, has been a member of our board of directors since May 2004. See Note 15 below.

    (6)
    Includes 125,000 shares of our common stock held by the Dev Ittycheria 2007 GRAT, of which Mr. Ittycheria is the trustee. Also includes 316,708 shares subject to options that are immediately exercisable or exercisable within 60 days of January 11, 2008 and 65,469 shares of restricted stock that contain restrictions on transfer.

    (7)
    Includes 78,750 shares subject to options that are immediately exercisable or exercisable within 60 days of the January 11, 2008 and 10,000 shares of restricted stock that contain restrictions on transfer.

    (8)
    Includes 150,000 shares of our common stock held by the Vijay Manwani 2007 GRAT, of which Mr. Manwani is the trustee. Also includes 316,708 shares subject to options that

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      are immediately exercisable or exercisable within 60 days of the January 11, 2008 and 10,313 shares of restricted stock that contain restrictions on transfer.

    (9)
    Includes 181,807 shares subject to options that are immediately exercisable or exercisable within 60 days of the January 11, 2008 and 35,313 shares of restricted stock that contain restrictions on transfer.

    (10)
    Amounts shown reflect 223,529 shares of our common stock held by Myriad Investments, LLC. Mr. Walske is a Managing Director of Myriad Investments, and may be considered to have beneficial ownership of Myriad Investments' interest in us. Also includes 61,382 shares of restricted stock that contain restrictions on transfer.

    (11)
    Includes 75,000 shares of restricted stock that contain restrictions on transfer.

    (12)
    Robert Goodman is a Managing Partner of Bessemer Venture Partners and may be considered to have beneficial ownership of the BVP Entities' interest in us. Mr. Goodman disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest in such shares. Mr. Goodman has been a member of our board of directors since September 2001. See Note 3 above.

    (13)
    Includes 44,688 shares of restricted stock that contain restrictions on transfer.

    (14)
    R. David Tabors is a General Partner of Battery Ventures, and may be considered to have beneficial ownership of the Battery Funds' interest in us. Mr. Tabors disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest in such shares. Mr. Tabors has been a member of our board of directors since September 2001. See Note 2 above.

    (15)
    Mark Terbeek is a General Partner of MK Capital, and may be considered to have beneficial ownership of the MK Capital Funds' interest in us. Mr. Terbeek disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Mr. Terbeek has been a member of our board of directors since May 25, 2004. See Note 5 above.

    (16)
    Includes 893,973 shares subject to options that are immediately exercisable or exercisable within 60 days of the January 11, 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by regulations of the SEC to furnish the Company with copies of all such filings. The Company became subject to Section 16(a) reporting obligations on July 24, 2007, upon the SEC declaring the registration statement for our initial public offering effective. Based on its review of the copies of such filings received by it from July 24, 2007 to the present, the Company believes that no Reporting Person filed a late report during the most recent fiscal year.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our president and chief executive officer, our current chief financial officer, our prior chief financial officer and our other three most highly compensated executive officers as

A-I-17

determined in accordance with applicable SEC rules, who are collectively referred to as our "named executive officers."

        We provide what we believe is a competitive total compensation package to our executive management team through a combination of a base salary, an annual bonus opportunity, a long-term incentive opportunity and other benefits. Our Compensation Committee is responsible for establishing and administering our policies governing the compensation for our executive officers. The Compensation Committee is composed entirely of independent, non-employee directors. See "Management—Compensation Committee."

Objectives of Our Executive Compensation Program

        Our executive compensation program is designed to achieve the following objectives:

  •
  Attract and retain talented and experienced executive officers;

  •
  Motivate and reward executive officers whose knowledge, skills and performance are critical to our success;

  •
  Align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value;

  •
  Provide a competitive compensation package which is weighted towards pay-for-performance, and in which total compensation is primarily determined by the Company's and the individual's achievement of results and the creation of stockholder value;

  •
  Foster a shared commitment among executive officers by aligning the Company's goals with their individual goals; and

  •
  Compensate our executive officers to manage our business to meet our objectives.

        We place significant emphasis on pay-for-performance based incentive compensation which is designed to reward the achievement of predetermined company and individual goals and the generation of increased stockholder value. Performance is measured based on our overall financial performance as well as the achievement of company, departmental and individual performance goals, in each case, as determined by our Compensation Committee. The goals for our company, departments and individuals are established so that target attainment is not assured and the attainment of payment for performance at or above-target levels will require significant effort on the part of our executive officers.

Our Executive Compensation Process

        The compensation packages for our executive officers are reviewed by the Compensation Committee and include an analysis of all elements of compensation separately and in the aggregate. In establishing compensation levels for each executive officer, the compensation committee receives recommendations from our president and chief executive officer with respect to other executive officers and the Committee has the authority to engage the services of outside experts to assist it. In addition, our legal, finance, human resources and sales operations departments support the Compensation Committee in its work and act in accordance with the direction given to them to fulfill various functions in administering our compensation programs.

        Recognizing the importance of maintaining (i) sound principles for the development and administration of executive compensation and (ii) strong links between executive pay and performance, the Compensation Committee took the following steps, among others, in fiscal 2007:

  •
  Engaged an independent third-party compensation consultant to report directly to the Compensation Committee on executive compensation matters;

A-I-18

  •
  Established an industry-specific peer group for executive compensation and performance comparisons;

  •
  Approved base salaries, bonus targets, and long-term incentive awards for the fiscal year; and

  •
  Altered the form of long-term incentive awards from stock options to restricted shares to better manage dilution and to provide stronger retention capability given the intensely competitive market for executive talent in our industry.

        The Compensation Committee also considers the competitive market for executive compensation. The Compensation Committee seeks to maintain competitive compensation because we believe that attracting and retaining exceptional talent is a key component in building a sustainable competitive advantage in the market. The Compensation Committee considers the need and rationale for each element of compensation and the amounts that are targeted and awarded in relation to our performance vis-à-vis the performance of our peer group.

        After these reviews, the Compensation Committee believes that both the individual elements of compensation and the compensation in total for each of our named executive officers for fiscal 2007 is appropriate given our performance, the position as compared to the competitive labor market, and his/her relative performance and importance to BladeLogic.

        During fiscal 2007, the Compensation Committee held nine meetings, which were attended by the members of the Compensation Committee, our president and chief executive officer and our chief financial officer. The Compensation Committee also held an executive session during fiscal 2007, which was attended by the Compensation Committee members without any executive officer present.

Role of Our Independent Compensation Consultant

        The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Compensation Committee. In accordance with this authority, the Compensation Committee, beginning in May 2007, engaged DolmatConnell & Partners, Inc., as independent outside compensation consultant to advise the Compensation Committee on matters related to the compensation of our named executive officers and directors. DolmatConnell advises our Compensation Committee on executive and director compensation benchmarking and program design and frequently attends meetings of the Compensation Committee and participates in the executive sessions thereof.

        DolmatConnell recommends the industry peer group for purposes of comparison and benchmarking executive and director compensation and performs compensation analyses, focused on financial performance comparisons and compensation. DolmatConnell sometimes recommends specific pay level changes for executive officers. The assignments of DolmatConnell are determined by the chair of the Compensation Committee and/or management as directed by the Compensation Committee.

        With the assistance of DolmatConnell, we benchmark all elements of total direct compensation (base salary, bonus, total cash compensation, and all forms of long-term incentives) to the competitive marketplace. Working with DolmatConnell, the Compensation Committee included the companies in our peer group that:

  •
  Provide reasonable comparisons for pay and performance purposes;

  •
  Generally overlap with our labor market for talent;

  •
  Exhibit revenue and market capitalization size within approximately 1/2x to 2x our revenue and market capitalization;

  •
  Possess a business model, characteristics (recently public companies), growth potential, and human capital intensity that are similar, though they need not be identical; and

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  •
  Are U.S.-based public companies so that proxy statements and annual reports can be used to provide the appropriate compensation and financial data.

        The following fourteen companies represent the peer group our Compensation Committee used for comparative purposes in fiscal 2007:

Acme Packet	Aruba Networks	BigBand Networks
CommVault Systems	Double-Take Software	FalconStor Software
Guidance Software	Isilon Systems	MEDecision
Omniture	Opsware	Riverbed Technology
Synchronoss Technologies	Veraz Networks

        The Compensation Committee considers the following performance metrics of our Company in developing executive compensation: recognized revenue growth, earnings before income taxes and total stockholder return.

        We target base salaries to approximate the peer group 25th percentile and total target cash compensation to approximate the peer group 75th percentile. The base salaries, total cash compensation, long-term incentives and total target direct compensation of named executive officers in fiscal 2007 approximated the 75th percentile of the peer group. We believe these levels of compensation are necessary to attract and retain the caliber of executive talent we need given the highly competitive market in which we compete. Rationale for the mix of compensation is explained below.

Our Executive Compensation Programs

        The base salaries of our named executive officers approximated the 25th percentile of our peer group in fiscal 2007, bonus targets of our named executive officers approximated the 75th percentile, and long-term incentive value and the value of long-term incentive grants of our named executive officers approximated the 75th percentile of the peer group. As a result, the Company's mix of compensation is heavily weighted to "at risk" compensation that is based on performance.

        Just as our shareholders have their investments at risk when they invest in our company, we believe that a significant portion of our named executive officers' compensation should be at risk, and that the portion at risk should increase with the executive's level of responsibility. For example, only 9% of Mr. Ittycheria's total compensation related to fiscal 2007 was fixed (in the form of salary) and the remaining 91% was at risk during fiscal 2007 (11% was represented by his incentive bonus compensation, 39% by his long-term equity incentive opportunity granted and 40% by his restricted stock grant for his performance relating to our initial public offering). We believe that this weighting of performance-based at-risk compensation most effectively meets our critical objectives of performance alignment and long-term retention of top talent.

        The Compensation Committee considers total cash and equity compensation when setting the compensation of executive officers. In doing so, the committee considers the retention value of the long-term equity currently held by the executive and the impact that voluntary termination would have on the Company. Based on this review, the Committee may decide to adjust one or more elements of an executive's total compensation. The Compensation Committee aims to provide highly competitive total direct compensation; an executive's total compensation package is assessed when looking at the executive's competitive standing relative to the market. Additionally, the Compensation Committee seeks to provide a highly performance-based, at-risk compensation package to its executives, so as to provide a strong incentive to meet and achieve the Company's aggressive goals, so target bonuses and long-term incentive awards are looked at together as the "at risk" component of pay. Certain compensation decisions may specifically affect other elements of compensation. For example, because

A-I-20

potential bonus payouts are based on the executive's base salary, increases in base salary also increase the amount of potential bonus payouts for which executives are eligible.

Components of Compensation

  Base Salary

        Base salaries are the only non-variable element of total compensation. They reflect each executive's responsibilities, the impact of the job, and the contributions each executive delivers to BladeLogic. Salaries are determined in part by competitive levels in the market—what companies in the peer group and executive compensation surveys pay executives with comparable responsibilities and job scope—and in part by internal equity considerations. Each year, the Compensation Committee reviews and establishes the base salary of BladeLogic's executive officers. Increases, if any, are based on individual performance, existing employment agreements and market conditions. To gauge market conditions, the Compensation Committee evaluates the competitor and market data compiled by DolmatConnell.

        The Compensation Committee reviews base salaries annually and may adjust individual salaries commensurately with performance, business impact, tenure and experience, and changes in job responsibilities and market practice. When establishing the base salary of any executive officer, we also consider business requirements for certain skills, individual experience and contributions, the roles and responsibilities of the executive officer and other factors. We believe that a competitive base salary is necessary to attract and retain an executive management team with the appropriate abilities and experience required to lead us. At its December 2006 meeting, the Compensation Committee reviewed recommendations for salary adjustments for our president and chief executive officer and the other three named executive officers. The Compensation Committee reviews the performance and compensation of our president and chief executive officer in several meetings each year, and makes adjustments to our president and chief executive officer's compensation effective October 1st.

        The base salaries paid to our named executive officers are set forth below in the Summary Compensation Table. See "—Summary of Executive Compensation." We believe that the base salaries paid to our executive officers during fiscal 2007 achieve our executive compensation objectives and is within our target of providing a base salary that approximates the 25th percentile of the peer group.

  Non-Equity Incentive Plan Compensation (Annual Cash Bonus Awards)

        Incentive bonus compensation for executive officers is paid under our Senior Executive Incentive Bonus Plan and is based on achieving predetermined targets for revenue and/or earnings before interest and taxes (EBIT), depending upon the executive. The Compensation Committee believes that these measures provide an objective measure of senior executive officers' success in increasing shareholder value. The Compensation Committee may also use discretionary performance-based objectives, as well as decide in the future to use additional or different performance measures for the payment of incentive bonus compensation.

        The targets for revenue and EBIT are established by our Board of Directors within the first 90 days of each fiscal year based on a review of the Company's budget and strategic plan for the year. The Compensation Committee then establishes targets that specify bonus compensation as a percentage of base salary depending on the level of revenue and EBIT performance achieved during the fiscal year. Once established the targets for revenue and EBIT may be modified only with the approval of the independent Board of Directors, except to reflect changes in the Company's common stock (such as stock splits, stock dividends or recapitalizations). There were no modifications to the fiscal 2007 revenue and EBIT targets used in the bonus calculation.

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        The Compensation Committee determines target and maximum bonus levels to reward the achievement of performance objectives, and to provide an element of annual cash compensation that is variable in nature. Target incentive opportunities are designed to provide cash compensation that approximates the 75th percentile of the market. No payments will be made under our Senior Executive Incentive Bonus Plan to the extent minimum performance goals are not met. In addition, the Compensation Committee designs the matrix so that the top range of compensation is only earned with significant EBIT and revenue out-performance. Payment of the incentive bonus compensation is subject to a review of each executive officer's individual performance. Currently, all payments are made in cash.

        For fiscal 2007, the revenue and EBIT targets were approved by our independent Board of Directors in October 2006, and the incentive bonus compensation targets for fiscal 2007 were set by the Compensation Committee in October 2006. As part of our initial public offering process, the Compensation Committee approved our Senior Executive Incentive Bonus Plan in May 2007, which plan reflected the bonus compensation targets established in October 2006. Our executive officers were eligible to receive incentive bonus compensation as a percentage of base salary as set forth below depending on the level of revenue and EBIT performance achieved during the year, as well as individual performance. Our fiscal 2007 EBIT and revenue resulted in payments to our named executive officers equal to a range of 45% to 165% of base salary.

Named Executive Officer	2007 Target Bonus as % of Base Salary	2007 Maximum Bonus as % of Base Salary	2007 Actual Bonus	2007 Actual Bonus as % of Base Salary
Dev Ittycheria	100%	125%	$242,830	121%
John G. Gavin, Jr.(1)	50%	75%	$79,183	45%
John McMahon	130%	—	$289,110	165%
Vijay Manwani	90%	120%	$214,041	116%
Jeffrey Liotta(2)	—	—	—	—
Melissa Cruz(3)	—	—	—	—

(1)
Mr. Gavin began his employment with us in January 2007. His annual base salary for fiscal 2007 was $175,000.

(2)
Mr. Liotta resigned from his position as our Vice President, Research and Development, effective October 5, 2007. See "—Agreements with Named Executive Officers."

(3)
Ms. Cruz resigned from her position as our Senior Vice President and Chief Financial Officer, effective January 31, 2007. See "—Agreements with Named Executive Officers."

  Long-Term Equity Incentives

        The Compensation Committee believes that long-term equity incentive compensation aligns the interests of executive officers with those of our stockholders. The Compensation Committee also believes that equity ownership by executive officers helps to balance the short-term focus of annual incentive bonus compensation with an emphasis on long-term financial results and help to retain key executive officers.

        The Compensation Committee continually evaluates all forms of long-term equity incentive compensation for executive officers, including stock options, restricted stock, restricted stock units and stock appreciation rights. Through July 2007, the Compensation Committee had primarily used stock options for long-term equity incentive compensation. Beginning in September 2007, the Compensation Committee has primarily used restricted stock for long-term equity incentive compensation, believing such grants provide the mix of compensation required to be competitive in our highly competitive employment market and that such grants are an effective incentive tool with the value increasing as our stock price increases. In addition, the Compensation Committee believes that providing for vesting

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periods over four years and a term of six years, encourages executive officers to focus on long-term financial results, rather than short-term gains.

        When establishing equity incentive grant levels for executive officers, the Compensation Committee considers information from the DolmatConnell compensation benchmarking study, previous grants of equity incentives, vesting schedules and exercise prices of outstanding equity incentives and the current stock price. Like the fiscal 2007 bonus payments to executive officers, long-term incentive equity grants are determined by the Compensation Committee under our Senior Executive Incentive Bonus Plan. The Compensation Committee determines target and maximum equity grant levels to reward the achievement of revenue performance objectives. No grants will be made under our Senior Executive Incentive Bonus Plan to the extent minimum revenue performance goals are not met. In addition, the Compensation Committee designs the structure so that the top range of equity grant is only earned with significant revenue out-performance.

        Historically, the Company granted incentive equity to executive officers at the first regularly scheduled Board or Compensation Committee meeting after the end of the fiscal year. In April 2007, the Compensation Committee evaluated its incentive equity practices, and determined to grant incentive equity in fiscal 2007 based on periodic performance, after results for the prior period are finalized and reported to the Audit Committee. As a result, grants of stock options and restricted stock under the Senior Executive Incentive Bonus Plan were made by the Compensation Committee to named executive officers in April, July and November 2007 in consideration of the Company's excellent revenue performance.

        In addition, pursuant to an agreement entered into between the Company and Mr. Ittycheria in April 2007, Mr. Ittycheria was granted 50,000 shares of our common stock subject to restriction upon the closing of the our initial public offering. Pursuant to the terms of his offer letter entered into by Mr. Gavin and the Company in January 2007, Mr. Gavin received an option to purchase 269,999 shares of our common stock. Pursuant to his offer letter, Mr. Gavin also received 30,000 shares of our common stock upon the closing of our initial public offering. In October 2007, Mr. McMahon was granted 25,000 shares of common stock subject to restriction based on his promotion to the position of chief operating officer of the Company. Grants of stock options or restricted stock outside the Senior Executive Incentive Bonus Plan may be made by the Compensation Committee for certain performance or related matters.

        All stock options were granted with an exercise price equal to the fair market value of our common stock as determined by the Compensation Committee. The grants below are subject to vesting

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over four years and our standard Incentive Stock Option Agreement, Non-qualified Stock Option Agreement or Restricted Stock Agreement, as applicable.

Name	Grant Date	No. of Shares Underlying Option	No. of Shares of Restricted Stock	Exercise Price
Dev Ittycheria(1)	04/05/2007 07/24/2007 07/24/2007 11/06/2007	54,375 27,188 — —	— — 50,000 15,469	$ $	10.00 17.00 — —
John J. Gavin, Jr.(2)	01/08/2007 04/05/2007 07/24/2007 07/24/2007 11/06/2007	269,999 18,125 18,125 30,000 —	— — — — 10,000	$ $ $ $	4.40 10.00 17.00 17.00 —
John McMahon	04/05/2007 07/24/2007 11/06/2007	36,250 18,125 —	— — 10,313	$ $	10.00 17.00 —
Vijay Manwani	04/05/2007 07/24/2007 11/06/2007	36,250 18,125 —	— — 10,313	$ $	10.00 17.00 —
Jeffrey Liotta(3)	04/05/2007 07/24/2007	21,750 10,875	— —	$ $	10.00 17.00
Melissa Cruz(4)	—	—	—		—

(1)
Mr. Ittycheria was granted 50,000 shares of restricted stock by the Board of Directors upon the closing of our initial public offering. This grant was made under the 2007 Stock Option and Incentive Plan but outside the Senior Executive Incentive Bonus Plan. The shares are subject to vesting over four years and the grant is subject to the our standard restricted stock agreement.

(2)
Mr. Gavin was granted 269,999 shares subject to option by the Compensation Committee upon his joining the Company in January 2007 and 30,000 shares subject to option by the Compensation Committee upon the closing of the Company's initial public offering. These grants were made under the Third Amended and Restated 2001 Stock Option and Grant Plan and the 2007 Stock Option and Incentive Plan respectively, but outside the Senior Executive Incentive Bonus Plan. The shares are subject to vesting over four years and the grant is subject to the Company's standard stock option agreement.

(3)
Mr. Liotta resigned from his position as our Vice President, Research and Development, effective October 5, 2007. See "—Agreements with Named Executive Officers."

(4)
Ms. Cruz resigned from her position as our Senior Vice President and Chief Financial Officer, effective January 31, 2007. See "—Agreements with Named Executive Officers."

  Other Benefits Programs

        We believe in creating a cooperative environment in which all employees are committed to us and motivated to meet our business objectives. Towards this end, we offer our employees various benefits, including medical, vision and dental care plans, flexible spending accounts for healthcare and dependent care, life and disability insurance, a 401(k) plan and paid time off. Members of senior management are entitled to life insurance, disability and paid time off benefits that are the same as those provided to our other employees.

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Conclusion

        The Compensation Committee is satisfied that the executive officers of the Company are dedicated to achieving significant improvements in the long-term financial performance of the Company and that the compensation policies and programs implemented and administered have contributed and will continue to contribute towards achieving that goal.

Compensation Committee Report

        No portion of this Compensation Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act, or the Exchange Act, through any general statement incorporating by reference in its entirety the information in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

        The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this information statement. Based on its review of, and the discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee recommended to the Board of Directors and the Board of Directors has agreed that the Compensation Discussion and Analysis be included in this information statement.

                                                                                   Res pectfully submitted by the Compensation Committee,
R. David Tabors (Chairman)
Edwin J. Gillis
Steven C. Walske

Summary of Executive Compensation

        The following summarizes the compensation earned during the year ended September 30, 2007 by our president and chief executive officer, our chief financial officer, our prior chief financial officer and our three other most highly compensated executive officers who were serving as executive officers on September 30, 2007 and whose total compensation exceeded $100,000.

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Summary Compensation Table—Fiscal 2007

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Dev Ittycheria President and Chief Executive Officer	2007	200,000	1,282,823	398,814	242,830	—	2,124,467
John J. Gavin, Jr.(2) Executive Vice President and Chief Financial Officer	2007	130,689	279,800	916,543	79,183	—	1,406,215
John McMahon Executive Vice President and Chief Operating Officer	2007	185,000	288,558	265,874	289,110	—	1,028,990
Vijay Manwani Executive Vice President and Chief Technical Officer	2007	185,000	288,558	265,874	214,041	—	953,473
Jeffrey Liotta(3) Vice President, Research and Development	2007	175,000	—	159,524	—	—	334,524
Melissa Cruz(4) Senior Vice President and Chief Financial Officer	2007	58,333	—	—	—	247,631	305,964

(1)
Valuation of these stock and option awards is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123R with respect to fiscal 2007, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 9—"Stockholders' Equity (Deficit)" to our financial statements included elsewhere in this prospectus. The individual awards reflected in this summary compensation table are set forth in the table in the Long-Term Incentive Equity section above.

(2)
Mr. Gavin began his employment with us in January 2007. His annual base salary for fiscal 2007 was $175,000.

(3)
Mr. Liotta resigned from his position as our Vice President, Research and Development, effective October 5, 2007. In connection with his resignation, we executed a separation agreement and general release on October 18, 2007 which is described below under "—Agreements with Named Executive Officers."

(4)
Ms. Cruz resigned from her position as our Senior Vice President and Chief Financial Officer, effective January 31, 2007. All other compensation includes the following payments made to Ms. Cruz in respect of her severance agreement with the Company: $87,500 for six months salary continuation, $7,756 for six months health and dental benefits continuation and $21,875 paid in lieu of Ms. Cruz's fiscal 2007 bonus. In addition, All other compensation includes $130,500, which represents the value of the acceleration of 45,000 shares subject to option in respect of her severance agreement with the Company, which value was calculated using $4.50, the deemed fair value per share of our common stock as determined by our compensation committee on January 30, 2007, less the exercise price of $1.60. See "—Agreements with Named Executive Officers."

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Agreements with Named Executive Officers

  Dev Ittycheria

        On September 6, 2001, we entered into an employment agreement with our president and chief executive officer, Dev Ittycheria. The agreement automatically renews each year unless either Mr. Ittycheria or the Company gives notice not less than thirty days before the anniversary of the agreement of such party's intent not to renew the agreement. Mr. Ittycheria's agreement originally called for the payment of $180,000 in annual base salary, subject to increases in amounts approved by our board of directors or the compensation committee. The agreement entitles Mr. Ittycheria to participate in any annual incentive program established by our board of directors or the compensation committee. Mr. Ittycheria was paid a base salary of $200,000 and a performance bonus of $242,830 as a result of his and the Company's performance in fiscal 2007.

        Mr. Ittycheria's agreement provides standard company insurance and retirement benefits. Mr. Ittycheria also entered into an employee confidentiality, assignment of inventions and non-competition agreement with us concurrently with the execution of his employment agreement, whereby Mr. Ittycheria agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment with us for any reason. Additionally, Mr. Ittycheria agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment with us for any reason.

  John J. Gavin, Jr.

        On November 27, 2006, we entered into an offer letter regarding the employment of our executive vice president and chief financial officer, John J. Gavin, Jr. In accordance with the terms of the offer letter, Mr. Gavin, who began his employment on January 2, 2007, was originally paid an annual base salary of $175,000 and was eligible to receive a targeted annual performance bonus of up to 50% of his base compensation if certain performance objectives were met. Mr. Gavin was paid a base salary of $130,689 and a performance bonus of $79,183 as a result of his and the Company's performance in fiscal 2007.

        Mr. Gavin also entered into an employee non-competition, nondisclosure and developments agreement as a condition of his employment, whereby Mr. Gavin agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment for any reason. Additionally, Mr. Gavin agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment for any reason. Mr. Gavin also agreed not to reveal, at any time, any confidential information or trade secrets of ours and that any intellectual property developments and benefits of such intellectual property developments generated by Mr. Gavin during the term of his employment are "works for hire" and are our property.

  Vijay Manwani

        On September 6, 2001, we entered into an employment agreement with our executive vice president and chief technology officer, Vijay Manwani. The agreement automatically renews each year unless either Mr. Manwani or the Company gives notice not less than thirty days before the anniversary of the agreement of such party's intent not to renew the agreement. Mr. Manwani's agreement originally called for the payment of $175,000 in annual base salary, subject to increases in amounts approved by our board of directors or the compensation committee. The agreement entitles Mr. Manwani to participate in any annual incentive program established by our board of directors or the compensation committee. Mr. Manwani was paid a base salary of $175,000 and a performance bonus of $214,041 as a result of his and the Company's performance in fiscal 2007.

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        Mr. Manwani's agreement provides standard company insurance and retirement benefits. Mr. Manwani also entered into an employee confidentiality, assignment of inventions and non-competition agreement with us concurrently with the execution of his employment agreement, whereby Mr. Manwani agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment with us for any reason. Additionally, Mr. Manwani agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment with us for any reason.

  John McMahon

        On August 24, 2005, we entered into an offer letter regarding the employment of our executive vice president and chief operating officer, John McMahon. In accordance with the terms of the offer letter, Mr. McMahon was originally paid an annual base salary of $175,000 and was eligible to receive an annual commission bonus of $225,000 per year (or higher as determined by our compensation plan), paid on a quarterly basis, if certain performance objectives are met in accordance with the business plan set by our president and chief executive officer. Mr. McMahon was paid a base salary of $185,000 and an annual commission bonus of $289,110 in fiscal 2007.

        Mr. McMahon also entered into an employee non-competition, nondisclosure and developments agreement as a condition of his employment, whereby Mr. McMahon agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment for any reason. Additionally, Mr. McMahon agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment for any reason. Mr. McMahon also agreed not to reveal, at any time, any confidential information or trade secrets of ours and that any intellectual property developments and benefits of such intellectual property developments generated by Mr. McMahon during the term of his employment are "works for hire" and are our property.

  Jeffrey Liotta

        During fiscal 2007, Mr. Liotta was paid a base salary of $175,000 pursuant to an offer letter dated June 20, 2006. On October 18, 2007, we entered into a separation agreement and general release with Jeffrey Liotta, in connection with his resignation as our Vice President, Research and Development effective October 5, 2007. This agreement provides for salary continuation in the aggregate amount of $87,500 and health insurance premium continuation, each through April 5, 2008, subject to mitigation in the event Mr. Liotta is employed during such period. This agreement contains standard confidentiality provisions and incorporates the terms of his non-competition agreement, which contains standard assignment of invention provisions and requires Mr. Liotta to refrain from competing with us, soliciting our clients and hiring any individual that had been employed with us within the past twelve months, through October 5, 2008. Subject to limited exceptions in the agreement, the Company and Mr. Liotta mutually released each other from all claims arising from his employment. In connection with his execution of this agreement, Mr. Liotta received a final lump sum payment in lieu of bonus in the amount of $67,034. In June 2006, Mr. Liotta was granted 62,500 shares of restricted stock for which he paid $2.70 per share and were subject to repurchase, 19,531 of which were vested as of October 5, 2007. In June 2006, Mr. Liotta was granted 187,500 shares subject to option at an exercise price of $2.70 per share, 58,593 of which were vested as of October 5, 2007. In April 2007, Mr. Liotta granted 21,749 shares subject to option at an exercise price of $10.00 per share, none of which was vested as of October 5, 2007. In connection with his separation agreement, we agreed that each such grant shall vest for the shorter of: (i) an additional six months or (ii) that date upon which Mr. Liotta is employed outside the Company.

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  Melissa Cruz

        On November 9, 2006, we entered into a separation agreement and general release with Melissa Cruz, in connection with her resignation as our Chief Financial Officer. This agreement provided for salary continuation in the aggregate amount of $87,500 and health insurance premium continuation, each through July 2007. This agreement contains standard confidentiality provisions, and incorporates the terms of her non-competition agreement, which contains standard assignment of invention provisions and requires Ms. Cruz to refrain from competing with us, soliciting our clients and hiring any individual that had been employed with us within the past twelve months, through November 2007. Subject to limited exceptions in the agreement, the Company and Ms. Cruz mutually released each other from all claims arising from her employment. In connection with her execution of this agreement, Ms. Cruz received a final pro-rated bonus payment in the amount of $21,875. In November 2005, Ms. Cruz was granted 187,500 shares subject to option at an exercise price of $1.60 per share, 11,250 of which vested in November 2006 and 45,000 of which vested on January 31, 2007 on an accelerated basis, as provided in her separation agreement.

Grants of Plan-Based Awards

        The following table sets forth certain information concerning the number and value of any unexercised options held by the named executive officers at September 30, 2007.

Grants of Plan-Based Awards—Fiscal 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares Of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
										Exercise or Base Price of Option Awards ($/Sh)
												Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Dev Ittycheria	— 4/5/07 7/24/07 11/6/07	— — — —	200,000 — — —	250,000 — — —	— — — —	— 37,500 18,750 18,750	— 56,250 28,125 28,125	— — 50,000 —	— — — —	— 10.00 17.00 —	(3)	— 216,331 1,032,483 432,836
John J. Gavin, Jr.(4)	— 1/8/07 4/5/07 7/24/07 11/6/07	— — — — —	65,625 — — — —	98,438 — — — —	— — — — —	— — 18,750 9,375 9,375	— — 28,125 14,063 14,063	— — — — —	— 269,999 — 30,000 —	— 4.40 10.00 17.00 —	(5) (3)	— 521,422 72,110 323,010 279,800
John McMahon	— 4/5/07 7/24/07 11/6/07	— — — —	227,500 — — —	— — — —	— — — —	— 25,000 12,500 12,500	— 37,500 18,750 18,750	— — — —	— — — —	— 10.00 17.00 —	(3)	— 144,221 121,653 288,558
Vijay Manwani	— 4/5/07 7/24/07 11/6/07	— — — —	166,500 — — —	222,000 — — —	— — — —	— 25,000 12,500 12,500	— 37,500 18,750 18,750	— — — —	— — — —	— 10.00 17.00 —	(3)	— 144,221 121,653 288,558
Jeffrey Liotta(6)	— 4/5/07 7/24/07	— — —	87,500 — —	131,250 — —	— — —	— 15,000 12,500	— 27,500 13,750	— — —	— — —	— 10.00 17.00	(3)	— — —

(1)
These columns reflect the target and maximum cash bonus payout levels under our Senior Executive Incentive Bonus Plan for 2007. The actual amount earned by each named executive officer is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information about our Senior Executive Incentive Bonus Plan is included in the Compensation Discussion and Analysis section of this report.

(2)
These columns reflect the target and maximum equity grant levels under our Senior Executive Incentive Bonus Plan during 2007. The actual grants earned by each named executive officer is reported under the Long-Term Equity Incentives section of the Compensation Discussion and Analysis.

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(3)
On April 5, 2007, no public market for our stock existed. Our compensation committee determined the fair value of our common stock to be $10.00 per share. The committee's determination of fair value was based in large part on a private sale of our common stock among current shareholders and an independent third party which took place on April 3, 2007 at a price of $10.00 per share. We engaged an unrelated third party valuation specialist who advised us that this private sale transaction qualified as an arm's-length transaction, the conditions for which were that the equity securities in the transaction were the same securities as those for which the fair value determination was being made and the transaction was a current transaction between willing parties.

(4)
Mr. Gavin began his employment with us in January 2007.

(5)
On January 8, 2007, no public market for our stock existed. Our compensation committee determined the fair value of our common stock to be $4.40 per share. In determining the fair value, the compensation committee relied upon a contemporaneous valuation report prepared by an unrelated third party valuation specialist for us in contemplation of such option grants. In the contemporaneous valuation, the valuation specialist used a probability-weighted combination of the guideline public company method and the discounted future cash flow method to estimate our aggregate enterprise value as of January 8, 2007.

(6)
In October 2007, Mr. Liotta resigned as our Vice President, Research and Development. See "—Agreements with Executive Officers."

Equity Compensation Plans

  Third Amended and Restated 2001 Stock Option and Grant Plan

        Our Third Amended and Restated 2001 Stock Option and Grant Plan, or 2001 Option Plan, was adopted by our board of directors and approved by our stockholders on September 6, 2001, and amended on each of September 21, 2004, September 15, 2005 and November 14, 2006. As of July 30, 2007, our 2007 Stock Option and Incentive Plan, which is discussed in detail below, replaced our 2001 Stock Option Plan and our board of directors determined not to grant any further awards under the 2001 Option Plan.

        The 2001 Option Plan permitted us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards. We reserved an aggregate of 7,250,000 shares of our common stock for the issuance of awards under the 2001 Option Plan. The 2001 Option Plan is administered by either a committee of at least two directors, or by our full board of directors. The administrator of the 2001 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2001 Option Plan.

        The 2001 Option Plan permits us to make grants to officers, employees, directors, consultants and other key persons (including prospective employees). Stock options granted under the 2001 Option Plan have a maximum term of ten years from the date of grant, and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant. There are certain limits on the number of awards that may be granted under the 2001 Option Plan.

        In the event of a merger, sale of assets or dissolution of our company, or a similar "sale event" in which all awards are not assumed or substituted by the successor entity, all stock options and the 2001 Option Plan will terminate upon the effective time of such sale event following an exercise period unless such awards are assumed or continued by the successor entity. Restricted stock shall be treated as provided in the relevant award agreement. These change in control provisions do not apply to our named executive officers and any other employees designated by our board of directors. See "—Potential Payments Upon Termination or Change in Control."

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  2007 Stock Option and Incentive Plan

        Our 2007 Stock Option and Incentive Plan, or 2007 Option Plan, was adopted by our board of directors and approved by our stockholders on June 13, 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. We reserved an initial amount of 1,332,750 shares of our common stock for the issuance of awards under the 2007 Option Plan. The maximum number of shares of reserved and available for issuance under our 2007 Option Plan is equal to be the sum of (i) 1,332,750 shares, and (ii) for a period of four years beginning in 2008 and ending in and inclusive of 2011, on the first day of October of each year, an additional number of shares equal to 5% of the outstanding number of shares of our common stock on the immediately preceding September 30 of such year, subject to adjustment as provided in our 2007 Option Plan. In addition, the shares of our common stock underlying any award made pursuant to our 2007 Option Plan that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) are added back to the shares of our common stock available for issuance under our 2007 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards.

        The 2007 Option Plan is administered by either a committee of at least two independent, non-employee directors, by our compensation committee or by our full board of directors. The administrator of the 2007 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

        All of our full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than 666,375 shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one calendar year period.

        The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

        To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

        Stock appreciation rights may also be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2007 Option Plan may not be less than the fair market value of our common stock on the date of grant.

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        Restricted stock may also be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any recipient. The administrator may impose whatever vesting conditions it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific pre-established performance goals and objectives. Shares of restricted stock that do not vest are subject to our automatic right of repurchase and forfeiture.

        Deferred and unrestricted stock awards may also be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions as the administrator shall determine. The administrator may permit certain grantees to defer their compensation and receive deferred stock awards in lieu of future cash compensation. All deferred compensation will be structured to meet the requirements of Section 409A of the Code. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

        Performance shares and cash-based awards may also be granted under our 2007 Option Plan. Performance share awards permit the recipient to receive shares of stock upon the attainment of pre-established performance goals. Cash-based awards permit the recipient to receive a cash-denominated payment subject to terms and conditions established by the administrator.

        Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the administrator shall determine.

        Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        In the event of a merger, sale of assets or dissolution of our company, or a similar "sale event" in which all awards are not assumed or substituted by the successor entity, all stock options and the 2007 Option Plan will terminate upon the effective time of such sale event following an exercise period unless such awards are assumed or continued by the successor entity. Restricted stock shall be treated as provided in the relevant award agreement. These change in control provisions do not apply to our named executive officers and any other employees designated by our board of directors. See "—Potential Payments Upon Termination or Change in Control."

        Our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in the Company's stock or a merger or similar transaction, the administrator may not "reprice" or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares reserved for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, materially expands the eligibility to participate in, or materially extends the duration of, the plan, or (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan.

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Outstanding Equity Awards at Fiscal Year-End—Fiscal 2007

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Dev Ittycheria	50,000 55,000 166,667	5,000 83,332 31,289 10,710 54,375 27,188	(1) (2) (3) (3) (3) (3)	0.46 0.46 1.40 3.60 3.90 10.00 17.00	03/11/2003 01/08/2004 01/25/2005 10/18/2006 11/14/2006 04/05/2007 07/24/2007	03/11/2013 01/08/2014 01/25/2015 10/18/2012 11/14/212 04/05/2013 07/24/2013	50,000	(4)	1,282,000
John J. Gavin, Jr.	45,000	224,999 18,124 48,125	(5) (3) (3)	4.40 10.00 17.00	01/08/2007 04/05/2007 07/24/2007	01/08/2013 04/05/2013 07/24/2013
John McMahon	121,276	242,554 22,349 7,650 36,249 18,125	(6) (3) (3) (3) (3)	1.60 3.60 3.90 10.00 17.00	09/13/2005 10/18/2006 11/14/2006 04/05/2007 07/24/2007	09/13/2015 10/18/2012 11/14/212 04/05/2013 07/24/2013
Vijay Manwani	50,000 55,000 166,667	5,000 83,332 31,289 10,710 36,249 18,125	(1) (2) (3) (3) (3) (3)	0.46 0.46 1.40 3.60 3.90 10.00 17.00	03/11/2003 01/08/2004 01/25/2005 10/18/2006 11/14/2006 04/05/2007 07/24/2007	03/11/2013 01/08/2014 01/25/2015 10/18/2012 11/14/212 04/05/2013 07/24/2013
Jeffrey Liotta(7)	58,593	128,906 21,749 10,875	(8) (3) (3)	2.70 10.00 17.00	06/23/2006 04/05/2007 07/24/2007	06/23/2012 04/05/2013 07/24/2013	42,969	(9)	1,101,725

(1)
The remaining unexercisable shares subject to option vest at a rate of 1,250 shares per month.

(2)
Amounts represent incentive stock options and nonqualified stock options that are aggregated as one grant for vesting purposes. The remaining unexercisable shares subject to option vest at a rate of 5,208 shares per month.

(3)
Amounts represent incentive stock options and nonqualified stock options that are aggregated as one grant for vesting purposes. The unexercisable shares subject to option vest over four years with 25% vesting on the first anniversary of the Option Grant Date and the remainder vesting in equal monthly installments thereafter over the subsequent 36 months.

(4)
The restricted shares vest over a four year period with the first 12.5% vesting on January 24, 2008 and the remainder vesting in equal quarterly installments every 3 months thereafter over the subsequent 14 quarters.

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(5)
Amounts represent incentive stock options and nonqualified stock options that are aggregated as one grant for vesting purposes. The remaining unexercisable shares subject to option vest at a rate of 5,625 shares per month.

(6)
Amounts represent incentive stock options and nonqualified stock options that are aggregated as one grant for vesting purposes. The remaining unexercisable shares subject to option vest at a rate of 7,580 shares per month.

(7)
Mr. Liotta resigned from his position as our Vice President, Research and Development, effective October 5, 2007.

(8)
Amounts represent incentive stock options and nonqualified stock options that are aggregated as one grant for vesting purposes. The remaining unexercisable shares subject to option vest at a rate of 3,906 shares per month.

(9)
The remaining restricted shares vest at a rate of 1,302 shares per month.

Option Exercises and Stock Vested Table—Fiscal 2007

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey Liotta(1)	—	—	19,531	299,474
Melissa Cruz(2)	56,250	472,500	67,500	135,000

(1)
Mr. Liotta began his employment with us in June 2006. In October 2007, Mr. Liotta resigned as our Vice President, Research and Development. See "—Agreements with Named Executive Officers."

(2)
Ms. Cruz began her employment with us in September 2005. In January 2007, Ms. Cruz resigned as our Chief Financial Officer. See "—Agreements with Named Executive Officers."

Change in Control Agreements

        In June 2007, we entered into change in control agreements with each of our named executive officers that provide certain benefits to each such officer upon the occurrence of certain events relating to changes in the ownership and control of our business. Each change in control agreement supersedes all prior agreements between us and each named executive officer concerning the subject matter of the change in control agreements.

        Upon the occurrence of a change in control event, each change in control agreement provides for the acceleration of the greater of (i) 25% of the unvested portion of the stock options, restricted stock and other stock-based awards then held by the named executive officer or (ii) the unvested portion of the stock options, restricted stock and other stock-based awards held by such officer that would have become vested and exercisable in the six month period following the change in control. Additionally, in the event that a named executive officer's employment is terminated by us without cause or such officer resigns for good reason, and in addition to the accrued salary and the bonus amount accrued to the respective officer under his or her applicable annual bonus plan, such named executive officer will receive one lump-sum severance payment totaling either: (i) 100% in the case of the chief executive officer or (ii) 50% in the case of the other named executive officers, of the aggregate cash compensation paid to or accrued for such officer by the Company for the twelve month period predating the date of his or her termination or the change in control event, whichever is greater.

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        Notwithstanding anything to the contrary in any applicable option agreement, restricted stock or stock-based award agreement, all stock options, restricted stock and other stock-based awards held by each named executive officer will immediately accelerate and become exercisable or non-forfeitable as of the date that such officer is terminated by us without cause or such officer resigns for good reason.

        In the event that any compensation, payment or distribution to a named executive officer pursuant to the terms of his or her change in control agreement would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by a named executive officer with respect to any excise tax that is owed, then that named executive officer is entitled to receive an additional payment such that the net amount retained by that named executive officer is equal to the amount the named executive officer would have received prior to the deduction of any federal excise, federal, state or local income tax, employment or other tax, and any interest and/or penalties assessed with respect to the payment of such taxes.

        For purposes of the change in control agreement with each named executive officer as described above, a "change in control" would include: (i) the consummation of a broad range of transactions related to us and approved by our stockholders, where our stockholders, immediately prior to such transaction, would not, immediately after such transaction, beneficially own, directly or indirectly, shares representing in the aggregate 50% of the voting securities of the corporation issuing cash or securities in such transaction; (ii) the removal or resignation of the persons who, as of the date of the change in control agreement, constitute a majority of our board of directors; (iii) any sale, lease, exchange or other transfer (in one transaction or series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of our company, or (iv) any plan or proposal for the liquidation or dissolution of our company.

        For purposes of the change in control agreement with each named executive officer as described above, "cause" is generally defined as: (i) conduct by the officer constituting a material act of willful misconduct in connection with the performance of his or her duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of company property for personal purposes; (ii) the commission by the officer of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by him or her that would reasonably be expected to result in material injury to the Company or any of its subsidiaries and affiliates if he or she were retained in their respective position; (iii) continued, willful and deliberate non-performance by the officer of his or her company duties (other than by reason of physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance from the board of directors; or (iv) a violation by the officer of our employment policies which has continued following, in the case of our chief executive officer, written notice of such violation from our board of directors, or, in the case of any other named executive officers, written notice of such violation from our chief executive officer; or willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by us to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the willful inducement of others to fail to cooperate or to produce documents or other materials.

        For purposes of the change in control agreements with each named executive officer as described above, "good reason" is generally defined as (i) a material diminution or other material adverse change, not consented to by the officer, in the nature or scope of his or her responsibilities, authorities, powers, functions or duties from the responsibilities, authorities, powers, functions or duties exercised by him or her immediately prior to a change in control; or (ii) a material reduction in such officer's annual base salary or annual cash bonus opportunity as in effect on the date of such change in control agreement or as the same may be increased from time to time hereafter except for across-the-board reductions similarly affecting all or substantially all management employees; (iii) the relocation of our offices at which such officer is principally employed immediately prior to the date of a change in

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control to any other location more than 50 miles from such offices, or the requirement for such officer to be based anywhere other than such offices, except for required travel on company business to an extent substantially consistent with such officer's business travel obligations immediately prior to such change in control; (iv) a breach of the change in control agreement by the Company by reason of our failure to obtain an effective agreement from any successor to assume and agree to perform the change in control agreement; or (v) in the case of our chief executive officer or our chief financial officer only, such officer is not named as the chief executive officer or the chief financial officer, respectively, of the successor after the change in control.

Potential Payments Upon Termination or Change of Control

        The change in control agreements we have entered into with each of our named executive officers require us to make certain payments and/or provide certain benefits to the named executive officers in the event of a termination of their employment or a change of control of the Company. The following tables and narrative disclosure summarize the potential payments to each named executive officer assuming that the applicable event listed at the top of each column in the tables below occurs independently on September 30, 2007, the last day of our fiscal year.

  Dev Ittycheria

        Pursuant to the employment agreement entered into between Mr. Ittycheria and the Company on September 6, 2001, Mr. Ittycheria is entitled to salary, health care benefits and other benefits during the six month period after termination in the event that he voluntarily terminates his employment with the Company for good reason, the Company terminates Mr. Ittycheria without cause or he becomes disabled while employed by the Company. In addition, pursuant to his change in control agreement dated June 12, 2007, Mr. Ittycheria is entitled to acceleration of a portion of his stock options and restricted stock upon a change in control of the Company. If Mr. Ittycheria terminates his employment with the Company for good reason or if Mr. Ittycheria is terminated by the Company without cause upon such a change in control, Mr. Ittycheria will receive any accrued bonus, cash severance paid as a lump sum, accelerated vesting of any unvested stock options and restricted stock that did not otherwise vest upon the change in control, twelve months' health care benefits and a tax "gross-up". See table below for potential payments upon termination or change of control in tabular format.

Payments and Benefits	Voluntary Termination for Good Reason	Involuntary Termination Without Cause	Termination upon Disability	Change-in-Control	Involuntary Termination without Cause or Voluntary Termination with Good Reason after Change-in-Control
Cash Severance	$100,000	$100,000	$100,000	$—	$442,830
Stock Options	—	—	—	1,212,427	4,153,642
Restricted Stock	—	—	—	320,500	1,282,000
Health Care Benefits	6,492	6,492	6,492	—	12,984
Life Insurance Proceeds/Disability Benefits	661	661	661	—	—
Tax Gross-Up	—	—	—	—	709,167

Total	$107,153	$107,153	$107,153	$1,532,927	$6,600,623

  Vijay Manwani

        Pursuant to the employment agreement entered into between Mr. Manwani and the Company on September 6, 2001, Mr. Manwani is entitled to salary, health care benefits and other benefits during

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the six month period after termination in the event that he voluntarily terminates his employment with the Company for good reason, the Company terminates Mr. Manwani without cause or he becomes disabled while employed by the Company. In addition, pursuant to his change in control agreement dated June 12, 2007, Mr. Manwani is entitled to acceleration of a portion of his stock options upon a change in control of the Company. If Mr. Manwani terminates his employment with the Company for good reason or if Mr. Manwani is terminated by the Company without cause upon such a change in control, Mr. Manwani will receive any accrued bonus, cash severance paid as a lump sum, accelerated vesting of any unvested stock options and restricted stock that did not otherwise vest upon the change in control, six months' health care benefits and a tax "gross-up". See table below for potential payments upon termination or change of control in tabular format.

Payments and Benefits	Voluntary Termination for Good Reason	Involuntary Termination Without Cause	Termination upon Disability	Change-in-Control	Involuntary Termination without Cause or Voluntary Termination with Good Reason after Change-in-Control
Cash Severance	$92,500	$92,500	$92,500	$—	$199,521
Stock Options	—	—	—	1,121,993	3,791,847
Health Care Benefits	6,492	6,492	6,492	—	6,492
Life Insurance Proceeds/Disability Benefits	440	$440	440	—	—
Tax Gross-Up	—	—	—	—	283,952

Total	$99,432	$99,432	$99,432	$1,121,993	$4,281,812

  John J. Gavin, Jr.

        Pursuant to the employment agreement entered into between Mr. Gavin and the Company on November 27, 2006, Mr. Gavin is entitled to salary and health care benefits during the six month period after termination in the event that the Company terminates Mr. Gavin without cause. In addition, pursuant to his change in control agreement dated June 12, 2007, Mr. Gavin is entitled to acceleration of a portion of his stock options upon a change in control of the Company. If Mr. Gavin terminates his employment with the Company for good reason or if Mr. Gavin is terminated by the Company without cause upon such a change in control, Mr. Gavin will receive any accrued bonus, cash severance paid as a lump sum, accelerated vesting of any unvested stock options that did not otherwise vest upon the change in control, six months' health care benefits and a tax "gross-up". See table below for potential payments upon termination or change of control in tabular format.

Payments and Benefits	Involuntary Termination Without Cause	Change-in-Control	Involuntary Termination without Cause or Voluntary Termination with Good Reason after Change-in-Control
Cash Severance	$87,500	$—	$131,250
Stock Options	—	1,369,517	5,478,238
Health Care Benefits	6,492	—	6,492
Tax Gross-Up	—	270,768	808,830

Total	$93,992	$1,640,285	$6,424,810

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  John McMahon

        Pursuant to the employment agreement entered into between Mr. McMahon and the Company on August 4, 2005, Mr. McMahon is entitled to salary and health care benefits during the six month period after termination and acceleration of a portion of his stock option in the event that the Company terminates Mr. McMahon without cause. Mr. McMahon is also entitled to a lump sum payment of one month's salary in the event of death. In addition, pursuant to his change in control agreement dated June 12, 2007, Mr. McMahon is entitled to acceleration of a portion of his stock options upon a change in control of the Company. If Mr. McMahon terminates his employment with the Company for good reason or if Mr. McMahon is terminated by the Company without cause upon such a change in control, Mr. McMahon will receive any accrued bonus, cash severance paid as a lump sum, accelerated vesting of any unvested stock options that did not otherwise vest upon the change in control, six months' health care benefits and a tax "gross-up". See table below for potential payments upon termination or change of control in tabular format.

Payments and Benefits	Involuntary Termination Without Cause	Termination upon Disability	Change-in-Control	Involuntary Termination without Cause or Voluntary Termination with Good Reason after Change-in-Control
Cash Severance	$87,500	$14,583	$—	$232,521
Stock Options	1,687,635	—	1,803,354	7,213,415
Health Care Benefits	6,492	—	—	6,492
Tax Gross-Up	—	—	—	647,675

Total	$1,781.627	$14,583	$1,803,354	$8,100,103

Director Compensation

        Directors who are also our employees received no additional compensation for their services as directors during fiscal 2007. Of our non-employee directors, only Messrs. Gillis and Gyenes received compensation during the fiscal year ended September 30, 2007, which was provided in the form of restricted stock awards. The following table sets forth information regarding compensation earned by our non-employee directors during fiscal 2007.

Director Compensation Table—Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(3)	Option Awards ($)	All Other Compensation ($)	Total ($)(4)
Edwin J. Gillis(1)	—	56,238	—	—	56,238
Robert P. Goodman	—	—	—	—	—
Peter Gyenes(2)	—	13,852	—	—	13,852
R. David Tabors	—	—	—		—
Mark Terbeek	—	—	—	—	—
Steven C. Walske	—	—	—	—	—

(1)
On January 30, 2007, we issued 75,000 shares of restricted common stock at par value to Mr. Gillis upon his appointment to the board and his appointment as chair of the audit committee. The restricted stock vests over four years and had a fair value at the time of grant of approximately $337,000.

(2)
On February 27, 2007, we issued 12,500 shares of restricted common stock at par value to Mr. Gyenes upon his appointment as chair of the nominating and corporate governance

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  committee. The restricted stock vests over four years and had a fair value at the time of grant of approximately $95,000.

(3)
Valuation of these stock awards is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123R with respect to fiscal 2007, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of stock awards are set forth in Note 9—"Stockholders' Equity (Deficit)" to our financial statements included elsewhere in this prospectus.

(4)
Mr. Gillis had an aggregate of 75,000 shares of common stock subject to restriction outstanding at September 30, 2007. Mr. Gyenes had an aggregate of 47,907 shares of common stock subject to restriction outstanding at September 30, 2007. Mr. Walske had an aggregate of 72,234 shares of common stock subject to restriction outstanding at September 30, 2007. None of Messrs. Goodman, Tabors and Terbeek had any stock awards outstanding at September 30, 2007.

        As of July 1, 2008, each current non-employee director is entitled to receive an annual fee from us of $30,000. The chairpersons of our audit committee and compensation committee will each receive an additional annual fee of $10,000, while the other members of the audit committee will each receive an additional annual fee of $5,000. Our non-employee directors will not be entitled to any additional compensation for attendance at in-person or telephonic board of directors or committee meetings. We also reimburse non-employee directors for reasonable expenses incurred in connection with attending board of directors and committee meetings. If any new non-employee director joins our board of directors prior to July 1, 2008, such new director will be eligible to receive the annual fee and other compensation described above immediately upon their election. Under our current director compensation policy, directors who are also our employees will continue to receive no additional compensation for their services as directors.

        Upon election to our board of directors, non-employee directors are granted an option to purchase up to 40,000 shares of our common stock, which vests in equal installments over four years. The exercise price of these stock options is the fair market value of our shares of common stock as determined by our board of directors as of the date of the option grant. In addition, non-employee directors will receive an annual restricted stock award, valued at $30,000, the chairpersons of our audit committee and compensation committee will each receive an additional annual restricted stock award, valued at $10,000, and the other members of the audit committee will each receive an additional annual restricted stock award, valued at $5,000. These annual awards will be made on the date which is five days after the annual meeting of stockholders. The restricted stock will vest on the first anniversary of the grant date of the award.

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Annex II

1585 Broadway
New York, NY 10036

March 16, 2008

Board of Directors
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, MA 02421
Members of the Board,

We understand that BladeLogic, Inc. ("BladeLogic", "Target" or the "Company"), BMC Software, Inc. ("BMC" or the "Buyer") and Bengal Acquisition Corporation, a wholly owned subsidiary of Buyer ("Acquisition Sub") have entered into an Agreement and Plan of Merger, substantially in the form of the draft agreement dated March 16, 2008 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of Target for $28.00 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into Target. Pursuant to the Merger, Target will become a wholly owned subsidiary of Buyer and each outstanding share of Common Stock, par value $0.001 per share (the "Common Stock") of Target, other than shares held in treasury or held by Buyer or Acquisition Sub or any of their respective subsidiaries or as to which dissenters' rights have been perfected, will be converted into the right to receive $28.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

  i)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  iii)
  reviewed certain financial projections prepared by the management of the Company;

  iv)
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  v)
  reviewed the reported prices and trading activity for the Common Stock;

  vi)
  compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

  vii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

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  viii)
  participated in discussions and negotiations among representatives of the Company, the Buyer, and certain other parties and their financial and legal advisors;

  ix)
  reviewed the Merger Agreement, and certain related documents; and

  x)
  performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have relied upon, without independent verification, the assessment by the management of the Company of: (i) the timing and risks associated with the integration of the Company and the Buyer; (ii) their ability to retain key employees of the Company and (iii) the validity of, and risks associated with, the Company's existing and future technologies, intellectual property, products, services and business model. In addition, we have assumed that the tender offer and subsequent merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of the Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer in the future and expects to receive fees for the rendering of these services. In the ordinary course of our securities underwriting, trading, brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management, financing and financial advisory activities, Morgan Stanley or its affiliates may at any time hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for our own account or the accounts of customers, in debt or equity securities or loans of the Buyer, the Company or any other company or any currency or commodity that may be involved in this transaction or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Morgan Stanley

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expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer or take any other action in connection with the Merger.

Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	Robert Eatroff Managing Director

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Annex III

BLADELOGIC, INC.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421

March 21, 2008

Dear Stockholder:

        We are pleased to inform you that on March 17, 2008 BladeLogic, Inc. (the "Company") entered into an Agreement and Plan of Merger with BMC Software, Inc. ("BMC"), pursuant to which a wholly owned subsidiary of BMC is today commencing a tender offer to purchase all of the outstanding shares of the Company's common stock for $28.00 per share in cash, without interest. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, Boston, Massachusetts time, April 17, 2008. The tender offer is conditioned upon, among other things, the tender without withdrawal of shares of the Company common stock, which, when added to any shares of the Company common stock already owned by BMC or any of its controlled subsidiaries, represents a majority of the total number of outstanding shares of the Company common stock and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of the Company's common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

        Your Board of Directors has unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable, and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the Delaware General Corporation Law, (iii) approved the Merger Agreement and (iv) recommended that the Company's stockholders accept the Offer, tender their shares of Common Stock into the Offer, and, if required by applicable law, approve the Merger and adopt the Merger Agreement.

        Enclosed are the BMC Offer to Purchase, dated March 21, 2008, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. Also, enclosed is a Schedule 14D-9 containing the recommendation of the Company's Board of Directors, which explains the reasons behind its recommendation, as well as the background to the transaction and other important information.

Sincerely,

Dev Ittycheria
 President and Chief Executive Officer

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
PROJECTED FINANCIAL INFORMATION (in thousands)
  Item 9. Exhibits.
SIGNATURE
  Annex I
BladeLogic, Inc. 10 Maguire Road, Building 3 Lexington, Massachusetts 02421
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
BMC'S DESIGNEES TO COMPANY'S BOARD OF DIRECTORS
GENERAL INFORMATION CONCERNING THE COMPANY
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE AND DIRECTOR COMPENSATION
Summary Compensation Table—Fiscal 2007
Grants of Plan-Based Awards—Fiscal 2007
Outstanding Equity Awards at Fiscal Year-End—Fiscal 2007
Option Exercises and Stock Vested Table—Fiscal 2007
Director Compensation Table—Fiscal 2007
  Annex II